12026828

Commitment to our Community

MESSAGE TO SHAREHOLDERS 2011

Bank *of* The James

FINANCIAL GROUP, INC.

Our Proud History

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through its wholly-owned subsidiary, Bank of the James. The Bank began operations on July 22, 1999 and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James Financial Group, Inc. is locally owned and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia.

When Bank of the James opened its doors in 1999, it brought together many of the area's finest bankers. From a start-up team of 12 employees and 10 directors, the Bank has achieved the reputation as being one of the area's leading financial institutions. Bank of the James believes our region deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home. We believe that local banking is essential for maintaining the economic vitality and the quality of life in this great region. Our dedication and commitment to service is the foundation that our company has been built on.

The Bank offers a broad range of competitive financial products and operates nine full service locations and one limited service location as well as a mortgage division, Bank of the James Mortgage, in the greater Region 2000 community. The bank also offers investment services through BOTJ Investment Services, a division of Bank of the James and insurance services and products through BOTJ Insurance, Inc., a subsidiary of Bank of the James.

As of December 31, 2011, we had 116 employees, approximately 3,063 shareholders and assets of $427.4 million.

Our Mission

To be the pre-eminent financial institution in Region 2000 through superior customer service.

Our Vision

Bank of the James will be the financial institution of choice.

Content

Bank *of* The James

FINANCIAL GROUP, INC.

President's Message to our Shareholders

Fellow Shareholders,

We hear the phrase "cautious optimism" quite a bit these days with regard to the economy, housing, employment, business climate, financial markets, and financial institutions. While it may not be a resoundingly bullish sentiment, it reminds us of how far we have come in the past three years. Although 2011 was a year marked by uncertainty in the nation's economy and financial markets, Bank of the James made progress on many fronts – progress we believe positions your company for improved performance and growth.

Net income was $600,000 or $0.18 per share (fully diluted) in 2011 after reserving for loan losses, compared with net income of $1.82 million or $0.55 per share (fully diluted) in 2010, after loan loss provisions. Your Bank in 2011 continued its strong commitment to improve asset quality. The Bank increased its reserves for problem loans as part of the process of improving asset quality. While this negatively impacted the "bottom line", it was necessary to continue to address loan quality issues. As a result, we believe Bank of the James should be well-positioned for the coming years.

We were encouraged by a significant slowing of new problem loans in 2011, a trend we believe both demonstrates our ability to effectively manage credit quality and risk and reflects a meaningful stabilization of the economy. The Bank's ratio of nonperforming assets to total assets improved to 3.19% at December 31, 2011 compared with 3.84% at the end of first half of 2011.

Total assets at December 31, 2011 were $427.44 million, up 2% compared with $418.93 million at December 31, 2010. This growth reflected the year-over-year stability in the company's loan portfolio, and increases in the bank's securities portfolio and total deposits. Total deposits increased to $374.23 million at December 31, 2011 compared with $368.39 million at December 31, 2010, an increase that reflected growth in time deposits and both interest bearing and noninterest bearing demand deposit accounts.

Our efforts to improve asset quality, trim operating costs, manage interest rate margins and add new loans and deposits had a positive impact on shareholder value. The company's tangible book value at the end of 2011 was $8.02 per share, up from $7.67 in 2010 and $7.21 in 2009. Early in 2012, the company moved from the Over the Counter Bulletin Board to the NASDAQ Capital Market exchange, trading under the symbol "BOTJ." Being listed on the NASDAQ exchange offers investors the potential for increased trading liquidity and access to our common stock resulting from the visibility of being listed on a leading global exchange and increased market maker involvement. We are pleased to have met NASDAQ's rigorous review and listing standards. The move appears to be facilitating broader investor participation and an increase in trading volume.

Focus on Asset Quality, Capital Strength

We added new loans and expanded banking relationships throughout the year. As a result, even though we trimmed problem loans from the Bank's balance sheet, net loans remained relatively stable compared with 2010, and were up slightly compared with 2009. As 2011 came to a close, there were encouraging trends in the declining number of new problem loans and loans 30 to 89 days delinquent. For instance, the amount of loans more than 29 days delinquent declined, as did the ratio of these non-accruing loans as a percentage of total loans.

Importantly, we maintained capital strength during this time. At December 31, 2011, the bank's Tier 1 risk-based capital ratio was 10.53%, Tier 1 leverage ratio was 7.82% and total risk-based capital was 11.79%, all ratios that exceed regulatory standards for a well-capitalized institution. We were able to maintain our capital levels without the use of funding from the U.S. Treasury Department.

During the past two years, we have continued to concentrate on managing operations, reducing operating costs wherever possible, maintaining net interest margin in a historically low interest rate environment, and improving asset quality. Net interest income before provision for loan losses grew to $15.33 million in 2011, compared with $15.20 million in 2010. This stability reflects our success in lowering interest expense by approximately 35% year-over-year. We were able to re-price deposits to keep pace with the low interest rate environment, while at the same time we successfully retained the majority of these customer accounts.

Noninterest income, which includes fees from mortgage origination and gain on sales of securities, was $3.68 million in 2011 compared with $3.52 million in 2010. Noninterest expense, which includes salaries, benefits, equipment and facilities, rose only 1% in 2011 compared with 2010.

Operating more efficiently and productively, and carefully managing expenses, continues to play an important role in successfully operating in the current economic environment. Even during these challenging years, we have made strategic investments in people, technology, products, risk management and credit analysis, and operations to ensure we maintain the Bank's leadership. Branches we opened in 2008 are turning profitable. These investments have been critical to position the bank to compete effectively and attract new business. We currently have the infrastructure to accommodate more business without making significant new investments, which should contribute to our operating efficiency in the years to come.

We have worked diligently, and successfully, during the past several years to retain customers. The tremendous dedication of all our employees and their commitment to provide a great customer experience with every interaction has contributed to earning a level of customer loyalty we believe is without equal in our market.

Winning New Business, Expanding Banking Relationships

While paying close attention to controlling costs and improving asset quality, we haven't neglected the important job of winning new customers and expanding relationships with existing customers by providing financial solutions to help better manage personal finances and businesses. Without a doubt, it's challenging to grow in the cautious and conservative economic environment of the past several years, but there have been a number of promising signs. For instance, we added 1,600 new demand deposit accounts in 2011, which translates to opening nearly seven new accounts every business day. Many of these are accounts with business customers. Business customers are attractive because they often have a banking relationship involving multiple products and services.

A key initiative in 2012 is to further expand our personal contact and communication with customers. The high-touch approach, offering financial solutions and making sure your customers know you're there for them, is an important way for a community bank to distinguish itself. Bank of the James is well-equipped to build these relationships, and our capital position provides the resources to lend.

We believe the bank is particularly well-positioned to build market share in commercial banking as small businesses seek a community banking alternative. Our team of experienced commercial bankers offers all the leading-edge products and capabilities business customers expect, plus a high level of expertise and personalized service. We're delighted to meet the needs of small businesses.

In addition to continually building relationships with small and mid-size business customers, we are also concentrating efforts on being the relationship bank of choice for individuals. I've noted that building retail deposits is important for us, and that it's challenging to do this by competing on rates alone. A key focus for us has been to nurture full-service relationships with retail customers, reinforcing those positive customer experiences whether through personal interaction, Internet or telephone banking. We now offer electronic banking statements and in 2012 launched a mobile banking web application and established a presence on Facebook, Twitter, and YouTube. We want to offer the diversity and quality of services that customers want, with the goal of being their first choice for mortgages, consumer loans, investments, insurance and more.

While the economy continues to present challenges, we see definite signs of improvement. Bank of the James serves a diverse economy. Our Region 2000 market includes retail and service businesses, medical practices, major healthcare companies, an expanding nuclear power sector, local colleges and universities, quality home builders and developers responding to a reviving market, and small manufacturers serving local and national industries.

The 2011 Milken Institute Best-Performing Cities Index ranked the Lynchburg Metropolitan Statistical Area, also known as Region 2000, as 54th in the nation based on a number of factors such as job creation, wages, economic growth and technology. Region 2000 also ranked third nationally in five-year relative high tech gross domestic product growth and ninth nationally in job growth percentage for 2010-2011. Forbes magazine listed the Lynchburg area as one of the top 50 Best Places for Businesses and Careers.

The Spirit of Community Banking

Your Bank's board of directors has served a critical role in helping to guide Bank of the James through the economic challenges of the past few years. Your directors have served with great dedication, provided leadership, inspired confidence, and in the spirit of the best community bank boards, have supported the Bank's visibility in the communities we serve.

Dr. Richard R. Zechini, a founding member of the board since the Bank opened in 1999, retired from the board in May of 2011. His roles on the Bank's investment, audit and loan committees and as chair of the nominating committee are greatly appreciated. His presence will be missed, and we wish him all the best in his future endeavors.

We are pleased to announce that Julie P. Doyle joined our board of directors in October 2011. She is President and Executive Director of The Education & Research Foundation, Inc. located in Lynchburg, Virginia. She holds a Bachelor of Science degree in Mechanical Engineering from the University of Notre Dame and a Master of Business Administration degree from George Washington University. She currently serves on the audit and investment committees of the board of directors.

I would also like to extend our sincere thanks to the members of our local advisory boards. They perform valuable services by keeping a finger on the pulse of the communities where they live and work, and helping us identify new opportunities to serve.

Being a great bank is about many things, and we strongly believe that includes being a vibrant, caring member of the community. We were delighted to have been named the Best Community Bank in surveys conducted recently by Lynchburg Living Magazine and The Lynchburg News and Advance.

We have continued our tradition of giving back to the area through sponsorships and donations. Over 150 non-profits and civic organizations received contributions from the bank during 2011. We awarded 18 Citizenship Awards to local high school students at our 2011 annual meeting, and will be making our new 2012 presentations at our annual meeting this May.

In addition to the Bank's community involvement, our employees are exceptionally active in their communities through volunteering, charitable contributions, not-for-profit board and committee participation, and more. We are exceptionally proud of the personal commitment to the community demonstrated by our employees. Bank of the James, and its employees, are a reflection of the communities where we live and do business – of which we are very proud.

We thank you, our shareholders, for your loyalty and support. We invite you to attend our Annual Meeting of Shareholders on May 15, 2012 at 4:00 p.m. at Boonsboro Country Club in Lynchburg. We are looking forward to the future and to pursuing our commitment to grow, prosper, and serve the financial needs of the communities we serve.

Sincerely,



Robert R. Chapman III, President

Board of Directors

Bank of the James Financial Group, Inc.

Lewis C. Addison
Senior Vice President and
Chief Financial Officer
Centra, Inc.

John R. Alford, Jr.
Vice President/Partner
Caskie & Frost, P.C.

William C. Bryant III
President and Owner
The Counts Realty and
Auction Group

Robert R. Chapman III
President and
Chief Executive Officer,
Bank of the James
President, Bank of the James
Financial Group, Inc.

Donna Schewel Clark
Secretary and General Counsel
Schewel Furniture Company, Inc.

James F. Daly
Vice President
Daly Seven, Inc.

Julie P. Doyle
President/Executive Director
The Education & Research
Foundation, Inc.

Watt R. Foster, Jr.
President and Chief Executive
Officer
Foster Fuels, Inc.

Donald M. Giles
Chairman
Moore and Giles, Inc.

Augustus A. Petticolas, Jr., D.D.S.
Dr. Augustus A. Petticolas, Jr.
General Dentistry
Vice Chairman, Board of Directors,
Bank of the James and Bank of the
James Financial Group, Inc.

Thomas W. Pettyjohn, Jr.
Investment Advisor,
Davidson & Garrard, Inc.
Chairman, Board of Directors,
Bank of the James and Bank of the
James Financial Group, Inc.

J. Todd Scruggs
Executive Vice President and
Chief Financial Officer,
Bank of the James
Secretary and Treasurer,
Bank of the James Financial
Group, Inc.

Altavista Advisory Board

A. Douglas Dalton III
Project Manager
English Construction
Company, Inc.

Charles R. Edwards
President and Owner
Mid Atlantic Printers, Limited

Rita T. English
Retired Business Owner

Ralph M. Farmer
Retired
Ralph M. Farmer Painting &
Wallpaper

Kenneth D. Hutcherson
Retired Businessman/Farming

Robert L. Jennings
Retired Banker

Madeline C. Key
Retired Educator

J. Michael Kinlaw
President
Kinlaw Insurance Agency

Walter L. Maddy
Moore's Electrical and Mechanical

Michael E. Mattox
Owner and President
E & S Market

Muriel D. Payne
President
Altavista Transfer Company, Inc.

Aubrey J. Rosser, Jr.
Attorney At Law

Dr. Ralph C. Slusher
Retired Physician

Donald G. Wilkerson
Apprenticeship Coordinator
Campbell County Schools

Amherst Advisory Board

Leif Aagaard, Jr.
Vice President
BMS Direct

Leon M. Clark
Shift Supervisor and Service
Representative
Greif Brothers

Thomas P. Green
Owner
Sam Green Vault Corp.
Discount Portable Restrooms and
Septic Service

Calvin M. Kennon, Jr.
President/General Manager
Specialty Exterminating

J. Paul Kilgore, Jr.
Real Estate Broker
Montague Miller and Company
Realtors

Ruth E. Martineau
Co-owner, Martineau, Inc.
Senior Integrated Media Manager –
Journal Communications

Andrew L. Mays
Owner
Amherst Dry Cleaners

Kerry D. Scott
President, Narrow Gate Tack, Inc.
Program Manager, MAS Labor
H-2A, LLC

J. Thompson Shrader
Attorney At Law
Shrader Law Office

Rachel E. Thompson
Practice Manager
Douglas L. Thompson, CPA PLLC

Harold W. Woody
Retired Banker

Bank *of* The James
FINANCIAL GROUP, INC.

Bedford Advisory Board

Anthony D. Bailey, DDS
Dentist

T. Henry Clarke IV
Attorney at Law

Sue Hillsman Woods
Owner, Hillsman Properties

W. Courtney Holdren
Agency Principal
Holdren, Eubank and Stanley Insurance

Michael T. Laughon
Vice President
Laughon and Johnson, Inc.

Gary M. Lowry
Safety Security Manager
Bridge School

Michael C. Moldenhauer
Retired President
Sam Moore Furniture

Michael F. Moorman
Retired Chairman and CEO
Peebles Department Stores, Inc.
Owner and Operator - Moorman Farms

Dr. H. Paul Rhodes
Retired Radiologist
Bedford Memorial Hospital

Willard D. "Skip" Tharp
Chairman of the Board
Tharp Funeral Home & Crematory

Lynchburg Advisory Board

Paul R. Denham
Executive Vice President
Southern Air, Inc.

Robert L. Driskill, MD
President
Oakwood Radiotherapy, PLLC

Regina T. Dolan-Sewell
Owner/Co-President
Colonial Brokerage House, Inc.

Robert L. Hiller
President
Commercial Glass & Plastics, Inc.

Arelia S. Langhorne
Arelia S. Langhorne Attorney and Counselor At Law

Lydia K. Langley
Owner
Langley Rentals

Terry L. Marsh
President
Lewis Marsh & Associates, Inc.

Roy A. Roberson, Jr.
Owner
Roberson Financial Services

Richard J. Sterne III, DDS
Dentist
Orthodontic Arts

Daniel R. Taylor
Owner
Kidd's Services

Edward R. Turner
Owner/Agent
New York Life Insurance

2011 Awards

Congratulations to Bank of the James
1st Place – Best Community Bank
Survey conducted by Lynchburg Living Magazine

1st Place – Best Community Bank
Survey conducted by Lynchburg News and Advance

Best of Show Award
Bedford Chamber of Commerce
Business Trade Show

Bank of the James – Ronald V. Dolan Citizenship Awards
In May of 2011 it was our honor to award 18 area high school seniors the Bank of the James-Ronald V. Dolan Citizenship Award. This award program was established by the bank in 2006 to honor the memory of Ronald Dolan, one of our founding board members, and to commemorate the enduring and positive influence he had on our community and on our bank. Students are selected by their individual schools and are nominated because they demonstrate outstanding citizenship qualities that show loyalty, trustworthiness, integrity and a genuine concern for the well being of others. A student from each of the following schools received a $500 award.

Altavista High School
Amherst County High School
Appomattox County High School
Brookville High School
E.C. Glass High School
Heritage High School
Holy Cross Regional School
Jefferson Forest High School
Liberty Christian Academy
Liberty High School
New Covenant Schools
New Vistas School
Rustburg High School
Staunton River High School
Temple Christian School
Timberlake Christian Schools
Virginia Episcopal School
William Campbell High School

Since we started this program, over 100 students have received this citizenship recognition.

Our Employees

Amanda Adkins
Jared Anderson
Josie Arney
Fatima Asghar
Erin Balita
Fallon Berryman
Daphne Booker
Le'Shea Bookman
Bob Bowden
Misty Bowyer
Cameron Boyd
Phillip Brown
Sharon Brown
Frances Bryant
Rhonda Buracker
Susan Cabell
Garth Calhoun
Lynette Callands
Cathy Carter
Brian Cash
Sean Chambers
Bob Chapman
Ashley Coffman
Hazel Coleman
Stacy Cravens
Lauren Crist
Chantel Culpepper
Troy Deacon
Shirley Deen
Angie Eagle
Rich Edwards
Sharon Edwards
Laurie Epperson
Angie Eubanks
Brandon Farmer
Carla Ferguson
Gloria Fore
Rita Formon
Greg Gilbert
Terra Gilbert
Kevin Gill
Jane Grant
Brenda Gray
Naomi Gray
Donna Guthrie
Shirley Hanks
Betty Henderson
Kathy Hoyt
Kellie Hudson
Emily Hughes
Debbie Hutcherson
Paula Ironmonger
Lauren Jahnke
Debbie Jennings
Angie Johnson
Donna Johnson
Lewis Johnson
Tanita Johnson
Angela Kirkland
Mike Kirkpatrick
Adele Krolewski
Sarah Lambert
Audrey Lee
Kathy Lifsey
Van Marks
Cindy Martin
Regina Matthewson
Frieda Mattox
Christy Meadows
Sheila Middleton
Renea Milam
Rhonda Mills
Patsy Minnix
Amanda Mitchell
Angela Mitchell
Larry Montecino
Trisha Morcom
Jimmy Murphy
Randy Nexsen
Robin Nine
Leslie Pendleton
Margaret Perkey
Desiree Perkins
Linda Phelps
Claudia Pollard
Pakia Powell
Allen Puckett
Jenny Reynolds
Katrina Rice
Frances Roberts
J. R. Rodes
Wilma Rucker
Todd Scruggs
Brenda Smith
Vickie Spencer
Rich Stallings
Wade Stout
Brenda Stratton
Chris Taylor
Barbara Towler
Lisa Tuck
Ross Turner
Chip Umberger
Cynthia Vandevander
George Vaughan
Robert Walker
Teresa Watson
Karen Webb
Sylvia Whitmore
Karen Wilson
Jason Witt
Greg Wolfe
Lisa Wood
Debbie Wright
Kay Wright

Executive Officers

Robert R. Chapman III
President and Chief Executive Officer

Brian E. Cash
President
Bank of the James Mortgage

Brandon P. Farmer
Executive Vice President – Operations

Angelia R. Johnson
Executive Vice President and Retail Branch Administrator

J. Todd Scruggs
Executive Vice President and Chief Financial Officer

Harry P. "Chip" Umberger
Executive Vice President – Lending and Loan Administration

Employee Values

I will have a passion for Bank of the James.
Its customers
Its teammates
Its community
Its shareholders
I will add value.
I will maintain confidentiality.
I will have ownership.
I will be responsive.
I will be responsible.

"Serving on the Board of Directors of Bank of the James since the bank's inception has been challenging, exhilarating, and an incredible learning experience. Participating in the bank's growth from a start-up bank with twelve employees to a full service institution with nine branches offering top notch local and personalized service to our customers throughout Region 2000 has been a journey I would not have missed. Although our bank has changed with growth and in response to the challenging economic times of recent years, it has never strayed from its mission to be the best institution it can be for its customers, stockholders and employees."

Donna Schewel Clark
Chairperson, Audit Committee
Board of Directors

Bank of The James
FINANCIAL GROUP, INC.

Commitment to our Community

At Bank of the James, we are committed to making a meaningful and positive contribution to the individuals, families, businesses and communities within our marketplace. We are actively involved in serving our local communities by supporting many local non-profit and charitable organizations with donations, sponsorships, community involvement and our volunteer time. We serve on boards and committees, work with neighborhood groups and take part in numerous local events. Community is important to us and it is through our involvement and volunteerism that we are able to demonstrate good corporate citizenship in the communities where we do business.

A large number of our Bank of the James employees regularly lend a "hand-up" to many organizations here in Region 2000. From working on Day of Caring for the United Way to bowling for Big Brothers Big Sisters, you will find our employees out in the community sharing their talents and time. In 2011, our employees held numerous internal fundraisers to help out the Muscular Dystrophy Association, collected contributions from friends and family to walk for Mental Health America and provided food donations for our area food banks. Additionally, employees rang the bell for the Salvation Army during their annual holiday fundraiser and coached little league and youth basketball teams who proudly wore our name and logo on the backs of their shirts. Our employees took on leadership roles serving as chairpersons, treasurers and committee members of numerous organizations and worked with area schools in teaching classes on banking and finance. And that is just the beginning. Here are some of the local organizations where our employees volunteer to help make a difference.

Academy of Fine Arts
Altavista Chamber of Commerce
Altavista on Track
Alzheimer's Association
American Cancer Society
American Red Cross
Amherst County Citizens for Adult Literacy and Learning
Amherst County Educational Foundation
Amherst County Habitat for Humanity
Amherst County Humane Society
Amherst Rotary Club
Arc of Central Virginia
Bedford Area Food Bank
Bedford Christmas Station
Bedford Ride – Central Virginia Area on Aging
Big Brothers Big Sisters of Central Virginia
Blue Ridge Area Food Bank
Center for Economic Education – Lynchburg College
Central Virginia Elite Sports
Central Virginia Governor's School
Central Virginia Highway Traffic Safety Board
Central Virginia United Soccer Club
Challenge Sports Exchange
City of Lynchburg Police Foundation
Court Appointed Special Advocates (CASA)
Crisis Line of Central Virginia
CVCC Educational Foundation
End-station Theatre Company
Forest Lacrosse Club
Forest Youth Athletic Association
Gleaning For The World
Homebuilders Association of Central Virginia
Hunton Randolph Community Center
Interfaith Outreach
James River Day School
Jubilee Family Center
Kid's Haven
Leadership Lynchburg Council
Lynchburg Grows
Lynchburg Historical Foundation
Lynchburg Humane Society
Lynchburg Literacy Group
Lynchburg Morning Rotary Club
Lynchburg Partners In Education
Lynchburg Regional Chamber of Commerce
Lynchburg Road Runners
Lynchburg Sheltered Industries
Lynchburg Symphony Orchestra
Lyn-Dan Heights Volunteer Fire Department
Madison Heights Lions Club
Meals on Wheels
Mental Health America of Central Virginia
Miriam's House
Muscular Dystrophy Association
Presbyterian Homes and Family Services
Rush Homes
Safekids of Central Virginia
Sickle Cell Awareness Association of Central Virginia
Step with Links
The Daily Bread
The Salvation Army
Timbrook Little League
Timbrook Youth Basketball League
United Way of Central Virginia
Virginia University of Lynchburg
William Marvin Bass Elementary School

Products and Services

PERSONAL SERVICES

Checking
Jefferson Checking
Interest Checking
50 Plus Checking
James River Checking
Shareholder Checking
Blue Ridge Money Market Account
Health Savings Account

Savings
Peaks Savings
Statement Savings
Minor Savings
Certificates of Deposit
Individual Retirement Accounts
Christmas Club Accounts

Consumer Loans and Lines of Credit
Installment Loans
Home Equity Loans
Region 2000 Lines of Credit
Overdraft Checking Line of Credit
Consumer Mortgage Loans

ADDITIONAL SERVICES
24 Hour ATM Banking
Bill Pay
Bond Redemption
Cashier's Checks
Check Imaging
Coin Counting
E-Statements
Mobile Money Banking
Notary Service
Online Banking
Overdraft Protection
Safe Deposit Boxes
Telephone Banking - TeleBanc
Travelers Checks (American Express)
UChoose Rewards Program
Visa Debit and Credit Cards

BUSINESS SERVICES

Business Banking
Business Economy Checking
Small Business Checking
Business Interest Checking for Sole Proprietors
Business Checking Analysis
IOLTA Accounts
Business Installment Loans
Remote Deposit Capture
ACH Origination (Payroll Direct Deposit)
Merchant Credit Card Services
Business Installment Loans
Commercial Construction Loans
Commercial Lines of Credit
Commercial Mortgages
Corporate Christmas Club Accounts
Incoming and Outgoing Wire Transfers
Night Depository

MORTGAGE PRODUCTS
Conventional –Fixed Rate Loans
Conventional – Adjustable Rate Loans
Federal Housing Authority (FHA) Loans
Veterans Administration (VA) Loans
USDA Loans
Reverse Mortgages
Refinancing Options

INVESTMENT and INSURANCE
Products are also available.

Bank of The James
FINANCIAL GROUP, INC.

Banking Offices

LYNCHBURG LOCATIONS

Main Office
828 Main Street
Lynchburg, VA 24504

(434) 846-2000
1-877-266-0765 toll free

Boonsboro Office
4935 Boonsboro Road
Lynchburg, VA 24503

(434) 384-8588

Chestnut Hill Office
5204 Fort Avenue
Lynchburg, VA 24502

(434) 237-1144

Church Street Office
615 Church Street
Lynchburg, VA 24504

(434) 846-7285

Westminster Canterbury Office
Open for Residents and Employees of Westminster Canterbury
501 VES Road
Lynchburg, VA 24503

(434) 386-3450

Forest Office
17000 Forest Road, Suite A
Forest, VA 24551

(434) 534-8080

Madison Heights Office
4698 S. Amherst Highway
Madison Heights, VA 24572

(434) 846-8887

REGIONAL OFFICES

Altavista Office
1110 Main Street
Altavista, Virginia 24517

(434) 369-7300

Amherst Office
164 S. Main Street
Amherst, VA 24521

(434) 946-9777

Bedford Office
1405 Ole Dominion Blvd.
Bedford, Virginia 24523

(540) 587-8646

BANK OF THE JAMES MORTGAGE

Forest Office
17000 Forest Road, Suite B
Forest, VA 24551

(434) 534-8090

Moneta Office
1152 Hendricks Store Road
Moneta, VA 24121

(434) 534-8090

BOTJ Insurance, Inc.
615 Church Street
Lynchburg, VA 24504

(434) 846-2646

BOTJ Investment Services
615 Church Street
Lynchburg, VA 24504

(434) 846-2279

FREE STANDING ATMs

Citizen Services Building
85 Carden Lane
Rustburg, VA 24588

Mitchell's Store
1060 Lee Jackson Highway
Lynchburg, VA 24503

Bank of the James, Bank of the James Financial Group, Inc., BOTJ Investment Services and BOTJ Insurance, Inc. are Equal Opportunity Employers. All matters regarding recruitment, hiring, promotion, reassignment, training and other terms and conditions of employment are practiced without regard to race, color, religion, sex, national origin, age, physical or mental disability or genetic information unrelated to the ability to perform the essential functions of the position. Reasonable accommodation can be made for resume submission when required.

Bank of the James is an Equal Housing Lender.

Bank of the James is a member of the Federal Deposit Insurance Corporation.

Shareholder Information

Investor Relations
Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information may contact:
J. Todd Scruggs
Executive Vice President and Chief Financial Officer
(434) 846-2000 or 1-877-266-0765
tscruggs@bankofthejames.com

Requests for printed materials including annual reports, proxy statements, 10-K and 10-Q reports: visit our investor relations feature under www.bankofthejames.com or visit www.sec.gov.

News and media representatives should contact:
Vickie D. Spencer
Vice President and Marketing Officer
(434) 846-2000 or 1-877-266-0765
vspencer@bankofthejames.com

Corporate Headquarters
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held at 4:00 p.m. on Tuesday, May 15, 2012 at Boonsboro Country Club, 1709 BCC Drive, Lynchburg, Virginia 24503. All shareholders are cordially invited to attend.

Common Stock Listing
Bank of the James Financial Group, Inc. stock is listed on the NASDAQ Capital Market as Stock Symbol BOTJ. There were approximately 3,063 total shareholders of record of Bank of the James Financial Group, Inc. on December 31, 2011.

Independent Public Accountants
Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601
(540) 662-3417
www.yhbcpa.com

Corporate Counsel
Edmunds & Williams, P.C.
828 Main Street, 19th Floor
Lynchburg, Virginia 24504
Post Office Box 958
Lynchburg, Virginia 24505
(434) 846-9000

Stock Transfer Agent
Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other shareholder matters should contact:
Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street
Suite 1300
Philadelphia, Pennsylvania 19103
Telephone: 1-877-830-4936
Fax: (215) 533-5402
Email: shareholder@broadridge.com

Annual Report
Bank of the James Financial Group, Inc. files a Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 with the Securities & Exchange Commission each year. That annual report includes the audited consolidated financial statements of Bank of the James Financial Group, Inc., and other information. A copy of the annual report accompanies this Message to Shareholders, and additional copies are available at www.bankofthejames.com. Management is responsible for the accuracy and reliability of the financial statements presented in the annual report. Management is also responsible for the consistency of all presentations and financial information in that report. Yount, Hyde & Barbour, P.C. audited the Company's 2011 and 2010 year-end financial statements.

Internet Address
Additional information regarding Bank of the James Financial Group, Inc. and Bank of the James is available on the Internet at www.bankofthejames.com.

Bank of The James
FINANCIAL GROUP, INC.

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Cautionary Statement Regarding Forward-Looking Statements

This report may contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Bank of the James Financial Group, Inc. (the "Company") undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by Bank of the James (the "Bank"), a subsidiary of the Company. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission and previously filed by the Bank (as predecessor of the Company) with the Federal Reserve Board.

W W W . B A N K O F T H E J A M E S . C O M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

BANK OF THE JAMES FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Commission file number 001-35402

Virginia	**20-0500300**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
828 Main Street, Lynchburg, VA	**24504**
(Address of Principal Executive Offices)	(Zip Code)

(434) 846-2000
(Issuer's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $2.14 par value	The NASDAQ Capital Markets

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $2.14 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☑No

Indicate by check mark if the registrant is not required to file reports pursuant to Section13 or Section 15(d) of the Act. ☐Yes ☑No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑Yes ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑Yes ☐No

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate value of the voting common equity held by nonaffiliates as of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $16,240,928 based on the price at which the common stock last sold on such day. This price reflects inter-dealer prices without retail mark up, mark down, or commissions, and may not represent actual transactions.

The number of shares outstanding of Common Stock, $2.14 par value as of March 20, 2012 was approximately 3,342,415.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2012 Proxy Statement for the Annual Meeting of Shareholders, scheduled to be held on May 15, 2012, are incorporated by reference into Part III of this Form 10-K

Table of Contents

PART I

Item 1. Business

General

Bank of the James Financial Group, Inc. ("Financial") is a bank holding company with its headquarters in Lynchburg, Virginia. Financial was incorporated at the direction of Bank of the James (the "Bank" or "Bank of the James") on October 3, 2003 to serve as a bank holding company of the Bank. Financial acquired all of the shares of the Bank in a statutory share exchange on a one-for-one basis on January 1, 2004.

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. The Bank was organized to engage in general retail and commercial banking business.

The Bank was organized in part as a response to the loss of many of the Central Virginia, Region 2000 area's (as defined in below) local financial institutions through mergers with larger, non-local banks and bank holding companies. The organizers perceived that local customers who once relied on experienced personal attention were being forced to use 800 numbers, computerized menus, and persons in other localities who were not familiar with their needs.

The Bank opened for business on July 22, 1999 to fill this void left in the Region 2000 market. The Bank's organizers recognized that an opportunity existed to create a banking institution designed exclusively for a market that expected personalized service. The idea was to build a financial institution staffed with experienced professionals who would place a high value on knowing their customers and serving their distinctive banking needs. This remains our philosophy today.

The Bank was capitalized by more than 2,400 shareholders that wanted a new local bank. These investors provided the initial customer base and are integral to the success of the Bank. Management believes that the key to the Bank's success lies in providing Bank customers with personalized service while providing products and services that meet their banking needs.

The Bank's principal office is located at 828 Main Street, Lynchburg, Virginia 24504 and its telephone number is (434) 846-2000. The Bank also maintains a website at www.bankofthejames.com.

Financial conducts two principal activities: (1) general retail and commercial banking through Bank of the James; (2) mortgage brokerage services through Bank of the James Mortgage, a division of the Bank.

In addition, Financial provides securities brokerage services through BOTJ Investment, a division of the Bank and acts as an agent for insurance and annuity products through BOTJ Insurance, Inc., a wholly-owned subsidiary of the Bank. The operating results of these business operations have not had a material impact on our financial performance and are not considered principal activities of Financial at this time.

Prior to a restructuring in February 2010, Financial provided securities brokerage services through BOTJ Investment Group, Inc., a wholly-owned subsidiary of Financial. In February 2010, the Bank began providing these services and BOTJ Investment Group, Inc. currently is a non-operating subsidiary of Financial. The Bank, BOTJ Insurance, and BOTJ Investment Group, Inc. are our only subsidiaries and primary assets.

Products and Services

Retail and Commercial Banking

The Bank currently conducts business from nine full-service offices and one limited service office. Four of the full-service offices are located in Lynchburg, Virginia, one full-service location is located in Madison Heights, Virginia, one is located in the Town of Amherst, Virginia, one is located in Forest, Virginia, one is located in the City of Bedford, Virginia and one is located in the Town of Altavista, Virginia. The limited services branch is located in the Westminster-Canterbury facilities in Lynchburg. The Bank established a mortgage loan origination division that conducts business under the name "Bank of the James Mortgage, a Division of Bank of the James." The mortgage division conducts business primarily from the division's main office located in the Forest branch of the Bank and an office located in Moneta, Virginia. For a more detailed description of these facilities, see "Item 2. Properties" below.

Deposit Services. Deposits are a major source of our funding. The Bank offers a full range of deposit services that are typically available in most banks and other financial institutions including checking accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the Bank's market area at rates competitive to those offered in the area. In addition, the Bank offers its customers Individual Retirement Accounts (IRAs) and Health Care Savings Accounts (HSAs). All deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount allowed by law (generally, $250,000 per depositor, subject to aggregation rules). The Bank solicits such accounts from individuals, businesses, associations and organizations, and governmental authorities.

Lending Services. The Bank offers a full range of short- to medium-term commercial and consumer loans. Our primary focus is on making loans to small businesses and consumers in the Region 2000 market area. In addition, we also provide a wide range of real estate finance services. Our primary lending activities are principally directed to our primary market area in the Region 2000 area. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. Additionally, the Bank originates fixed and floating-rate mortgage loans and real estate construction and acquisition loans. Where appropriate, the Bank attempts to limit interest rate risk through the use of variable interest rates and terms of less than five years.

In general, the Bank offers the following lending services:

- *Commercial Business Lending.* We make loans to small- and medium-sized businesses in Region 2000 for purposes such as purchases of equipment, facilities upgrades, inventory acquisition and various working capital purposes.
- *Real Estate Construction.* We make commercial and residential construction and development loans to customers in our market area.
- *Commercial Real Estate Mortgage.* We make loans to borrowers secured by commercial real estate. In underwriting these types of loans we consider the historic and projected future cash flows of the real estate.
- *Consumer.* We offer various types of secured and unsecured consumer loans, including personal loans, lines of credit, overdraft lines of credit, automobile loans, installment loans, demand loans, and home equity loans. We make consumer loans primarily for personal, family or household purposes.
- *Loan Participations.* We sell loan participations in the ordinary course of business when a loan originated by us exceeds our legal lending limit or we otherwise want to share risk with

another bank. We also purchase loan participations from time to time from other banks in the ordinary course of business, usually without recourse against that bank. Purchased loan participations are underwritten in accordance with our loan policy and represent a source of loan growth.

Other Banking Services. Other services offered by the Bank include safe deposit boxes, traveler's checks, direct deposit of payroll and social security checks, automatic drafts for various accounts, and credit card merchant services. The Bank also has become associated with a shared network of automated teller machines (ATMs) that may be used by Bank customers throughout Virginia, the United States, and internationally.

The Bank intends to introduce new products and services desired by the public and as permitted by the regulatory authorities. The Bank remains committed to meeting the challenges that require technology. The Bank provides its customers with access to the latest technological products, such as telephone banking and internet banking, including on-line bill pay. This service allows customers to handle routine transactions using a standard touch tone telephone and via the internet at the Bank's website. The Bank recently released an application that enables customers to transact banking business on smartphones and other mobile devices.

Mortgage Banking. The Bank, through Bank of the James Mortgage, a Division of Bank of the James (the "Mortgage Division") originates conforming and non-conforming home mortgages primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, the loans originated and closed by the Mortgage Division are pre-sold to major mortgage banking or other financial institutions. Effective April 1, 2011, the Mortgage Division began funding these pre-sold loans. The loans are transferred promptly, typically within 2 to 3 business days, to the buyer for a pre-arranged price. Management believes that there is acceptable risk associated with this arrangement.

Other Activities

We provide brokerage and investment services through the Bank's Investment division ("Investment"). The Investment division provides securities brokerage services to Bank customers and others through an agreement with Infinex Financial Group, LLC ("Infinex"), a registered broker-dealer. Under our agreement, Infinex operates a service center at 615 Church Street, Lynchburg, Virginia. To date the operating results of the Investment division have not had a material impact on our financial performance.

We provide insurance and annuity products through BOTJ Insurance as an agent for national insurance companies. As of the date hereof, we offer the following insurance products: credit life, life insurance, fixed annuities, and disability insurance. We began providing these services in September 2008. Given the relatively short operating history of BOTJ Insurance, to date the operating results of BOTJ Insurance have not had a material impact on our financial performance.

Employees

As of March 20, 2012, we had approximately 120 full-time equivalent employees. None of our employees are represented by any collective bargaining agreements, and relations with employees are considered excellent. We maintain employee benefit programs that include health insurance, a flexible spending account, and a 401(k) plan.

Location and Market Area

The Bank's market area primarily consists of Region 2000, which encompasses the seven jurisdictions of the Town of Altavista, Amherst County, Appomattox County, the City of Bedford, Bedford County, Campbell County, and the City of Lynchburg. Region 2000 supports a diverse, well-rounded economy. U.S.

Routes 29, 60, 221, 460 and 501 and State Routes 24 and 40 all pass through the trade area and provide efficient access to other regions of the state. Regional airport service and rail service provide additional transportation channels.

Total population in the market area equals approximately 252,000. According to the U.S. Census, in 2010 the populations of the localities in the Region 2000 market area were approximately as follows: City of Lynchburg – 76,000; Amherst County – 32,000; Appomattox County – 15,000; Bedford County (including the City of Bedford) – 74,000; Campbell County (including the Town of Altavista) – 55,000. The area is serviced by one daily newspaper and a number of radio and television stations providing diverse media outlets. Median family income in Region 2000 has risen over the past ten years.

Region 2000 has a broad range of services, light industry, and manufacturing plants. Principal service, industrial, research and development employers include: BWX Technologies, Inc. (nuclear fuel); AREVA (nuclear services); Centra Health, Inc. (health care services); C.B. Fleet, Inc. (medical supplies); Genworth Financial (life insurance and other financial products); Frito-Lay, Inc. (snack foods); Griffin Pipe Products Co. (ductile iron pipe); R.R. Donnelley Printing Inc. (printed products); as well as six colleges including Randolph College, Sweet Briar College, Liberty University, and Lynchburg College.

Competition

Retail and Commercial Banking

The banking business is highly competitive. We compete with other commercial banks, savings institutions, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Region 2000 market area and elsewhere. Many of our nonbank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such nonbank competitors may have certain advantages over the Bank in providing certain services.

Virginia law permits statewide branching by banks. Consequently, the Bank's market area is a highly competitive, highly branched banking market. Competition in the market area for loans to individuals, small businesses, and professional concerns, the Bank's target market, is keen, and pricing is important. Most of the Bank's competitors have substantially greater resources and lending limits than the Bank and offer certain services, such as extensive and established branch networks and trust services, that the Bank is not currently providing. Deposit competition is strong and comes from institutions in the market, U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources. As a result, the Bank has paid, and may in the future pay, above-market rates to attract deposits.

The adoption of legislation permitting nationwide interstate banking and branching and the use of financial holding companies may also increase competition in the Bank's market area. See "Supervision and Regulation of Financial" below.

Mortgage Banking

The Mortgage Division competes with large national and regional banks, credit unions, smaller regional mortgage lenders and small local mortgage brokers. As loan volumes have decreased over the past five years, the industry has seen a consolidation in the number of competitors in the marketplace. However, the competition with regard to price has increased as the remaining participants struggle to achieve volume and profitability. The downturn in the housing markets related to declines in real estate values, increased payment defaults and foreclosures have had a dramatic effect on the secondary market. The guidelines surrounding agency business (i.e., loans sold to Fannie Mae and Freddie Mac) have become much more restrictive and the associated mortgage insurance for loans above 80 percent loan-to-value has continued to tighten. The jumbo markets have slowed considerably and pricing has increased dramatically. These changes in the conventional market have caused a dramatic increase in government lending and state bond programs. The Mortgage Division competes by attracting the top sales people in the industry, providing an operational infrastructure that manages the guideline changes efficiently and effectively, offering a product menu that is both competitive in loan parameters as well as price, and providing consistently high quality customer service.

The Mortgage Division, like other residential mortgage originators and lenders, would be impacted by the inability of Fannie Mae, Freddie Mac, the FHA or the VA to purchase loans. Although the Mortgage Division sells loans to various intermediaries, the ability of these aggregators to purchase loans would be limited if these government-sponsored entities cease to exist or materially limit their purchases of mortgage loans.

SUPERVISION AND REGULATION

General

Both Financial, as a bank holding company, and the Bank are subject to extensive federal and state laws and regulations. These laws and regulations impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. The following briefly summarizes the more significant provisions of applicable federal and state laws, certain regulations and the potential impact of such provisions on Financial and the Bank. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed.

Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Regulation of Financial

General. Financial is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), including the filing with the Securities and Exchange Commission (the "SEC") of annual, quarterly and other reports on the financial condition and performance of the organization. Financial is directly affected by the corporate responsibility and accounting reform legislation signed into law on July 30, 2002, known as the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the related rules and regulations. The SOX Act includes provisions that, among other things, require that periodic reports containing financial statements that are filed with the SEC be accompanied by chief executive officer and chief financial officer certifications as to the accuracy and compliance with law, additional disclosure requirements and corporate governance and other related rules. Although we are not required to receive an opinion of our external auditors regarding our internal control over financial reporting under section 404 of the SOX Act because of our status as a smaller reporting company, our management's report on internal control over financial reporting is set forth in Item 8 and incorporated into Item 9A herein. Financial has expended considerable time and money in complying with the SOX Act and expects to continue to incur additional expenses in the future.

Bank Holding Company Act. As a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHCA"), Financial is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Financial is required to file with the Federal Reserve Board an annual report and such other additional information as the Federal Reserve Board may require pursuant to the BHCA.

The Federal Reserve Board requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries. Financial would be compelled by the Federal Reserve Board to invest additional capital in the event the Bank experiences either significant loan losses or rapid growth of loans or deposits.

The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. The BHCA, and other applicable laws and regulations, generally limit the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

Since September 1995, the BHCA has permitted bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including nationwide and state imposed concentration limits. Banks are also able to branch across state lines, provided certain conditions are met, including that applicable state laws expressly permit such interstate branching. Virginia has adopted legislation that permits branching across state lines, provided there is reciprocity with the state in which the out-of-state bank is based.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act (the "GLB Act") which was effective March 11, 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration that the bank holding company wishes to become a financial holding company if each of its subsidiary banks (i) is well capitalized under regulatory prompt corrective action provisions, (ii) is well managed, and (iii) has at least a satisfactory rating under the Community Reinvestment Act ("CRA"). No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The GLB Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. Subsidiary banks of a financial holding company must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

The GLB Act also imposes customer privacy requirements on financial institutions. Financial institutions generally are prohibited from disclosing customer information to non-affiliated third parties, unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions must disclose their specific privacy policies to their customers annually. Upon making such disclosure, there is no specific restriction on financial institutions disclosing customer information to affiliated parties. Financial institutions must comply with state law, however, if it protects customer privacy more fully than federal law.

The cumulative effect of the GLB Act and other recent bank legislation has caused us to strengthen our staff to handle the procedures required by this additional regulation. The increased staff and operational costs have impacted our profitability. Although the above laws may have a significant impact on the banking industry by promoting, among other things, competition, it is not possible for the management of the Bank to determine, with any degree of certainty, the impact of such laws on the Bank.

Mergers and Acquisitions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 authorizes the Federal Reserve Board to permit adequately capitalized and adequately managed bank holding companies to acquire all or substantially all of the assets of an out-of-state bank or bank holding company, subject to certain conditions, including nationwide and state concentration limits. Banks also are able to branch across state lines, provided certain conditions are met, including that applicable state law must expressly permit such interstate branching. Virginia law permits branching across state lines, provided there is reciprocity with the state in which the out-of-state bank is based.

Limits on the Payment of Dividends. Financial is a legal entity, separate and distinct from the Bank. Financial currently does not have any significant sources of revenue other than cash dividends paid to it by its subsidiaries. Both Financial and the Bank are subject to laws and regulations that limit the payment of cash dividends, including requirements to maintain capital at or above regulatory minimums. As a bank that is a member of the Federal Reserve System ("state member bank"), the Bank must obtain prior written approval for any cash dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years.

Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the FDIA prohibits insured depository institutions such as the Bank from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. In addition, the Federal Reserve is authorized to determine under certain circumstances relating to the financial condition of a bank that the payment of dividends would be an unsafe and unsound practice and to prohibit payment thereof. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe and unsound banking practice. The Federal Reserve has indicated that banking organizations generally pay dividends only out of current operating earnings. In addition, under Virginia law, no dividend may be declared or paid out of a Virginia bank's paid-in capital. The Bank may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure the Bank's financial soundness, and may also permit the payment of dividends not otherwise allowed by Virginia law.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Reform Act") was signed into law. The Dodd-Frank Reform Act represents a significant overhaul of many aspects of the regulation of the financial services industry, although many of its provisions (e.g., the interchange and trust preferred capital limitations) apply to companies that are significantly larger than Financial. The Dodd-Frank Reform Act directs applicable regulatory authorities to promulgate regulations implementing its provisions, and its effect on Financial and on the financial services industry as a whole will be clarified as those regulations are issued. Major elements of the Dodd-Frank Reform Act include:

- The Dodd-Frank Reform Act changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminated the ceiling on the size of the DIF and increased the floor applicable to the size of the DIF. The Dodd-Frank Act also made permanent the $250,000 limit for federal deposit insurance and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000 and provided unlimited federal deposit insurance until December 31, 2012 for non-interest bearing demand transaction accounts at all insured depository institutions.

• The Dodd-Frank Reform Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

• The Dodd-Frank Reform Act required new disclosure relating to executive compensation and corporate governance.

• The Dodd-Frank Reform Act implemented amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards, and prepayment considerations.

• The Dodd-Frank Reform Act established the Financial Stability Oversight Council, which will be responsible for identifying and monitoring systemic risks posed by financial firms, activities, and practices.

• The Dodd-Frank Reform Act amended the Electronic Fund Transfer Act (EFTA) to, among other things, require that debit card interchange fees must be reasonable and proportional to the actual cost incurred by the issuer with respect to the transaction. In June 2011, the Federal Reserve Board adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements additional fraud-prevention standards. Although issuers that have assets of less than $10 billion are exempt from the Federal Reserve Board's regulations that set maximum interchange fees, these regulations are expected to significantly affect the interchange fees that financial institutions with less than $10 billion in assets are able to collect.

• The Dodd-Frank Reform Act eliminated (over time) the inclusion of trust preferred securities as a permitted element of Tier 1 capital.

• The Dodd-Frank Reform Act created a special regime to allow for the orderly liquidation of systemically important financial companies, including the establishment of an orderly liquidation fund.

• The Dodd-Frank Reform Act requires the development of regulations to address derivatives markets, including clearing and exchange trading requirements and a framework for regulating derivatives-market participants.

• The Dodd-Frank Reform Act enhanced supervision of credit rating agencies through the Office of Credit Ratings within the SEC.

• The Dodd-Frank Reform Act increased the regulation of asset-backed securities, including a requirement that issuers of asset-backed securities retain at least 5% of the risk of the asset-backed securities.

• The Dodd-Frank Reform Act established a Bureau of Consumer Financial Protection, within the Federal Reserve, to serve as a dedicated consumer-protection regulatory body. The Consumer Financial Protection Bureau is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, small institutions. As a smaller institution, most consumer protection aspects of the Dodd-Frank Act will continue to be overseen by the Federal Reserve.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years. As a result, it is difficult to anticipate the overall impact of the act on Financial. Financial continues to evaluate the potential impact of the Dodd-Frank Reform Act.

Economic Emergency Stabilization Act of 2008 In response to the financial crisis affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Through its authority under the EESA, the Treasury announced in October 2008 the Troubled Asset Relief Program—Capital Purchase Program (the "CPP") a program designed to bolster healthy institutions, like Financial, by making $250 billion of capital available to U.S. financial institutions in the form of preferred stock. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. Although Financial received preliminary approval from the United States Treasury to participate in the TARP Capital Purchase Program, Financial decided not to participate in the program.

Regardless of our lack of participation in certain programs, governmental intervention and new regulations under these programs could materially and adversely affect our business, financial condition and results of operation.

Incentive Compensation

In June 2010, the Federal Reserve, the Office of the Comptroller of the Currency (OCC) and the FDIC issued a comprehensive final guidance on incentive compensation intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Financial, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Dodd-Frank Act requires the SEC and the federal bank regulatory agencies to establish joint regulations or guidelines that require financial institutions with assets of at least $1 billion to disclose the structure of their incentive compensation practices and prohibit such institutions from maintaining compensation arrangements that encourage inappropriate risk-taking by providing excessive compensation or that could lead to material financial loss to the financial institution. The SEC and the federal bank regulatory agencies proposed such regulations in March 2011, which may become effective before the end of 2012. If the regulations are adopted in the form initially proposed, they will impose limitations on the manner in which Financial may structure compensation for its executives only if Financial's total consolidated assets exceed $1 billion. These proposed regulations incorporate the three principles discussed in the June 2010 comprehensive final guidance on incentive compensation that was issued by the Federal Reserve, the OCC and the FDIC in June 2010.

Regulation of the Bank

The Bank is a Virginia chartered commercial bank and a state member bank. The Bank's deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC up to the maximum legal limits of the FDIC and it is subject to regulation, supervision and regular examination by the Virginia Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices. The laws and regulations governing the Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting shareholders.

General. As a state-chartered commercial bank, the Bank and its subsidiaries are subject to regulation, supervision and examination by the Federal Reserve and the Virginia State Corporation Commission's Bureau of Financial Institutions (the "Commission"). As such, the Bank is subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and the Bank, the payment of dividends, mergers and consolidations, and establishment of branch offices.

The earnings of the Bank are affected by general economic conditions, management policies and the legislative and governmental actions of the various regulatory authorities, including those referred to above.

FDIC Insurance Premiums. The Bank has deposits that are insured by the Federal Deposit Insurance Corporation (FDIC). FDIC maintains a Deposit Insurance Fund ("DIF") that is funded by risk-based insurance premium assessments on insured depository institutions. Assessments are determined based upon several factors, including the level of regulatory capital and the results of regulatory examinations. FDIC may adjust assessments if the insured institution's risk profile changes or if the size of the DIF declines in relation to the total amount of insured deposits. In 2011, the Bank expensed $661,000 in FDIC assessments which was a material decrease from $902,000 in 2010. It is anticipated that assessments may increase in the future to offset demands on the DIF from banks that fail in the troubled economy. Such increases could adversely affect the Bank's profitability.

On October 3, 2008, the FDIC announced that deposits at FDIC-insured institutions would be insured up to at least $250,000. It was extended to December 31, 2013, and then permanently.

FDIC announced its Transaction Account Guarantee Program on October 14, 2008. The Transaction Account Guarantee Program, which is a part of the Temporary Liquidity Guarantee Program, provides full coverage for noninterest bearing deposit accounts of FDIC-insured institutions that elected to participate. The Bank elected to participate in this program and opted to continue in the program. There are increased DIF assessments for program participants.

After giving primary regulators an opportunity to first take action, FDIC may initiate an enforcement action against any depository institution it determines is engaging in unsafe or unsound actions or which is in an unsound condition, and the FDIC may terminate that institution's deposit insurance.

Capital Requirements. The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and bank holding companies and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.

Under the risk-based capital requirements of these federal bank regulatory agencies, the Bank is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0 percent and a minimum ratio of Tier 1 capital to risk-weighted assets of at least 4.0 percent. At least half of the total capital must be Tier 1 capital, which includes common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles and other adjustments. The remainder may consist of Tier 2 capital, such as a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments), other qualifying preferred stock and a limited amount of the general loan loss allowance. The total risk-based capital ratio of the Bank as of December 31, 2011 and December 31, 2010 was 11.37% and 10.51%, respectively, exceeding the minimums required.

In December 2010, the Basel Committee on Banking Supervision (the "Basel Committee") released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Implementation is presently scheduled to be phased in between 2014 and 2019, although it is possible that implementation may be delayed as a result of multiple factors including the current condition of the banking industry within the U.S. and abroad.

The Basel III final capital framework, among other things, (i) introduces as a new capital measure "Common Equity Tier 1" (CET1), (ii) specifies that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

When fully phased in on January 1, 2019, Basel III requires banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III also provides for a "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The implementation of the Basel III final framework will commence January 1, 2013. On that date, banking institutions will be required to meet the following minimum capital ratios:

- 3.5% CET1 to risk-weighted assets.
- 4.5% Tier 1 capital to risk-weighted assets.
- 8.0% Total capital to risk-weighted assets.

The Basel III final framework provides for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2014 and will be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer will begin on January 1, 2016 at 0.625% and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III in mid-2012. In addition to Basel III, the Dodd-Frank Act requires or permits the federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to Financial may be substantially different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact Financial's net income and return on equity.

Transactions with Affiliates. The Bank is subject to the provisions of Section 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W of the Federal Reserve Bank which place limits on the amount of loans or extensions of credit to affiliates (as defined in the Federal Reserve Act), investments in or certain other transactions with affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The law and regulation limit the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of the Bank and also limit the aggregate amount of transactions with all affiliates to twenty percent (20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in the regulation, and the purchase of low quality assets from affiliates is generally prohibited. The law and Regulation W also, among other things, prohibit an institution from engaging in certain transactions with certain affiliates (as defined in the Federal Reserve Act) unless the transactions are on terms substantially the same, or at least as favorable to such institution and/or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.

Loans to Insiders. The Bank is subject to the restrictions contained in Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer or a greater-than-10% stockholder of a bank as well as certain affiliated interests of any of the foregoing may not exceed, together with all other outstanding loans to such person and affiliated interests, the loans-to-one-borrower limit applicable to national banks (generally 15% of the institution's unimpaired capital and surplus), and all loans to all such persons in the aggregate may not exceed the institution's unimpaired capital and unimpaired surplus. Regulation O also prohibits the making of loans in an amount greater than \$25,000 or 5% of capital and surplus but in any event not over \$500,000, to directors, executive officers and greater-than-10% stockholders of a bank, and their respective affiliates, unless such loans are approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. Furthermore, Regulation O requires that loans to directors, executive officers and principal stockholders of a bank be made on terms substantially the same as those that are offered in comparable transactions to unrelated third parties unless the loans are made pursuant to a benefit or compensation program that is widely available to all employees of the bank and does not give preference to insiders over other employees. Regulation O also prohibits a depository institution from paying overdrafts over \$1,000 of any of its executive officers or directors unless they are paid pursuant to written pre-authorized extension of credit or transfer of funds plans.

All of the Bank's loans to its and the Company's executive officers, directors and greater-than-10% stockholders, and affiliated interests of such persons, comply with the requirements of Regulation W and Section 22(h) of the Federal Reserve Act and Regulation O.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency or the Office of Thrift Supervision shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. An institution's CRA activities are considered in, among other things, evaluating mergers, acquisitions and applications to open a branch or facility, as well as determining whether the institution will be permitted to exercise certain of the powers allowed by the GLB Act. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank was last examined for CRA compliance in July 2008 and received a CRA rating of "satisfactory."

Safety and Soundness. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," all such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2011, the Bank was considered "well capitalized."

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions, including the filing of misleading or untimely reports with regulatory authorities, may provide the basis for enforcement action.

Bank Secrecy Act (BSA). Under the Bank Secrecy Act, a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose.

USA Patriot Act. The USA Patriot Act became effective on October 26, 2001 and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Among other provisions, the USA Patriot Act permits financial institutions, upon providing notice to the United States Treasury, to share information with one another in order to better identify and report to the federal government concerning activities that may involve money laundering or terrorist activities. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Although it does create a reporting obligation, the Bank does not expect the USA Patriot Act to materially affect its products, services or other business activities.

Reporting Terrorist Activities. The Federal Bureau of Investigation ("FBI") has sent, and will send, our banking regulatory agencies lists of the names of persons suspected of involvement in the September 11, 2001, terrorist attacks on New York City and Washington, DC. The Bank has been asked, and may be asked again, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI. The Office of Foreign Assets Control ("OFAC"), which is a division of the Department of the Treasury is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Mortgage Banking Regulation. The Bank's Mortgage division is subject to the rules and regulations by the Department of Housing and Urban Development ("HUD"), the Federal Housing Administration (the "FHA"), the Department of Veteran Affairs and state regulatory authorities with respect to originating, processing, servicing and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features, and fix maximum interest rates and fees. In addition to other federal laws, mortgage origination activities are subject to the Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Home Ownership Equity Protection Act, and the regulations promulgated thereunder. These laws prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level.

Check Clearing for the 21st Century Act (Check 21). Check 21 gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. The major provisions of Check 21 include: allowing check truncation without making it mandatory; demanding that every financial institution communicate to account holders in writing a description of its substitute check processing program and their rights under the law; legalizing substitutions for and replacements of paper checks without agreement from consumers; retaining in place the previously-mandated electronic collection and return of checks between financial institutions only when individual agreements are in place; requiring that when account holders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and requiring recrediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred. This legislation has not significantly increased our capital spending.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Future Regulatory Uncertainty

Legislative and regulatory proposals regarding changes in banking, and the regulation of banks, federal savings institutions, and other financial institutions and bank and bank holding company powers are being considered by the executive branch of the federal government, Congress and various state governments. Certain of these proposals, if adopted, could significantly change the regulation or operations of banks and the financial services industry. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions.

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. The current economic environment has required a greater degree of coordination and overlap of the duties and responsibilities of the U.S. Treasury, federal and state banking regulators and the FDIC. We fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Item 1A. Risk Factors

In addition to other information set forth in this report, the following factors, among others, should be considered carefully in evaluating our business.

Risks Related to Our Business

The Company's business may be adversely affected by conditions in the financial markets and economic conditions generally. From 2007 to 2010, financial markets experienced unprecedented pressure associated with the declining value of residential real estate, and deleveraging by investors in mortgage related securities. This has resulted in a sharp decline in the value of home mortgage loans and securities that derive their value from such loans. Many commercial banks have faced large write-downs of their loan and investment portfolios, resulting in large losses, repeated over a number of quarters, declining stock prices, significant capital issuances, bank failures, and loss of confidence in the safety of the banking system.

Market conditions have also led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures resulted in further losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to put pressure on rating agencies to lower credit ratings, and to increase the cost and decrease the availability of credit and liquidity, despite very significant declines in Federal Reserve borrowing rates and other government actions. Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide. In 2008, the U.S. government, the Federal Reserve, the Treasury and other regulators took numerous steps to increase liquidity and to restore investor confidence, including investing approximately $350 billion in the equity of other banking organizations, but asset values in several key categories, notably real estate, have continued to decline.

The Company's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where the Company operates (the Region 2000 area of Virginia) and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; natural disasters; or a combination of these or other factors.

Overall, during the past several years, households and businesses in the United States have been adversely affected by the deteriorating business environment. Although the business environment in Virginia generally has declined, the impact has been less severe in Region 2000 than in many other areas in Virginia and in the United States. It is possible that the business growth in Region 2000 may be limited for the foreseeable future. There can be no assurance that these conditions will improve in the near term. Such conditions could adversely affect the credit quality of the Company's loans, results of operations and financial condition.

Our FDIC Deposit Insurance premiums have risen significantly in the recent past and may continue to increase in the future as a result of increased assessment rates imposed by the FDIC. As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC. During the year ended December 31, 2011, we expensed approximately $661,000 in deposit insurance assessments. Due to the recent failure of several unaffiliated FDIC insurance depository institutions, and the FDIC's Temporary Liquidity Guaranty Program, the deposit insurance premium assessments paid by all banks has increased. Continued increases in this expense would have a material adverse effect on our financial condition.

The markets for our services are highly competitive and we face substantial competition. The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings banks, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in Lynchburg, Virginia and surrounding areas and elsewhere. Many of these competing institutions have greater resources than we have. Specifically, many of our competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, greater marketing resources, more favorable pricing alternatives, and lower origination and operating costs. We are also subject to lower lending limits than our larger competitors. Increased competitive pressures have been one effect of the Gramm-Leach-Bliley Act. This competition could result in a decrease in loans we originate and could negatively affect our results of operations.

In attracting deposits, we compete with insured depository institutions such as banks, savings institutions, and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Traditional banking institutions, as well as entities intending to transact business solely online, are increasingly using the Internet to attract deposits without geographic or physical limitations. In addition, many non-bank competitors are not subject to the same extensive regulations that govern us. These competitors may offer higher interest rates than we offer, which could result in either attracting fewer deposits or increasing our interest rates in order to attract deposits. Increased deposit competition could increase our cost of funds and could adversely affect our ability to generate the funds necessary for our lending operations, which would negatively affect our results of operations.

We have a limited operating history upon which to base any estimate of our future success. We and our subsidiaries have limited operating histories. As a consequence, there is limited historical financial information on which to base any estimate of our future performance. The financial statements presented in this report may not be as meaningful as those of a company which has a longer history of operations. Because of our limited operating history, you may not have access to the type and amount of information that would be available to a shareholder of a financial institution with a more extended operating history.

Opening new branches may not result in increased assets or revenues for us. As set forth below, we are considering opening additional branches over the next 18 months (see "Management's Discussion and Analysis – Expansion Plans"). The investment necessary for these branch expansions may negatively impact our earnings and efficiency ratio. There is a risk that we will be unable to manage our growth, as the process of opening new branches may divert our time and resources. There is a risk that, if we do open these branches, they may not be profitable, which would negatively impact our results of operations. There is also risk that we may fail to open any additional branches.

Our plans for future expansion depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth could have a material adverse effect on our business, financial condition, results of operations and future prospects. We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, or parts of those institutions, though we have no present plans in that regard. Expansion involves a number of risks, including:

- the time and costs of evaluating new markets, hiring experienced local management and opening new offices;
- the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our entrance into new markets where we lack experience; and
- the introduction of new products and services with which we have no prior experience into our business.

We could suffer loan losses from a decline in credit quality. We could sustain losses if borrowers, guarantors, and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for loan losses that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance, and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

We may continue to acquire and hold elevated amounts other real estate owned ("OREO") properties, which could lead to increased operating expenses and vulnerability to additional declines in the market value of real estate in our areas of operations. From time-to-time, we foreclose on and take title to the real estate serving as collateral for our loans as part of our business. During 2011, we continued to acquire OREO and at December 31, 2011, the Bank had 17 OREO properties with an aggregate book value of $3,253,000. Large OREO balances may lead to increased expenses, as the Bank will incur costs to manage, maintain, improve in some cases, and dispose of the OREO properties. If our OREO balance continues to increase, management expects that our earnings will be negatively affected by various expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, valuation adjustments, and other expenses associated with property ownership. Also, at the time that we foreclose on a loan and take possession of a property we estimate the value of that property using third party appraisals and opinions and internal judgments. OREO property is valued on our books at the estimated market value of the property, less the estimated costs to sell (or "fair value"). Upon foreclosure, a charge-off to the allowance for credit losses is recorded for any excess between the value of the asset on our books over its fair value. Thereafter, we periodically reassess our judgment of fair value based on updated appraisals or other factors, including, at times, at the request of our regulators. Any further declines in our estimate of fair value for OREO will result in additional charges, with a corresponding expense in our statements of income that is recorded under the line item for "Other real estate owned expenses." As a result, our results of operations are vulnerable to additional declines in the market for residential and commercial real estate in the areas in which we operate. The expenses associated with OREO and any further property write downs could have a material adverse effect on our results of operations and financial condition. As of December 31, 2011, we have $10,375,000 in nonaccrual loans, which may lead to further increases in our OREO balance in the future.

Additional growth and regulatory requirements may require us to raise additional capital in the future, and capital may not be available when it is needed, which could adversely affect our financial condition, and results of operations. We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources are sufficient to satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

If the value of real estate in our core market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our business, financial condition and results of operations. With most of our loans concentrated in the Region 2000 areas surrounding Lynchburg, Virginia, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At December 31, 2011, approximately 80% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the teamwork and increased productivity fostered by our culture, which could harm our business. We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and increased productivity. As our organization grows and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

If we fail to retain our key employees, our growth and profitability could be adversely affected. Our success is, and is expected to remain, highly dependent on our executive management team, consisting of Robert R. Chapman III, J. Todd Scruggs, and Harry P. Umberger, Jr. This is particularly true because, as a community bank, we depend on our management team's ties to the community to generate business for us. Our growth will continue to place significant demands on our management, and the loss of any such person's services may have an adverse effect upon our growth and profitability.

As a community bank, the Bank has different lending risks than larger banks. We provide services to our local communities. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, professionals, and individuals which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment, and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgment of our regulators. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition, or results of operations.

Risks Related to Our Industry

Our profitability is vulnerable to interest rate fluctuations. Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid on liabilities, such as NOW accounts, savings accounts, time deposits and other borrowings. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability. As a bank holding company, we are primarily regulated by the Board of Governors of the Federal Reserve System ("Federal Reserve"). The Bank is primarily regulated by the Federal Reserve and the Virginia Bureau of Financial Institutions ("BFI"). Our compliance with Federal Reserve and the BFI regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements by our regulators.

The laws and regulations, including the Dodd-Frank Act, applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. As discussed under "Supervision and Regulation," we are subject to extensive federal and state regulation. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. The increased scope, complexity, and cost of corporate governance, reporting, and disclosure practices are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors. We expect to experience increasing compliance costs related to this supervision and regulation.

Changes in monetary policies may have an adverse effect on our business, financial condition and results of operations. Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings.

Item 1B. Unresolved Staff Comments -- Not applicable.

Item 2. Properties

Current Locations and Property

As of December 31, 2011, the Bank conducted its banking business from ten locations, its mortgage origination services business primarily from two locations, and its investment and insurance services business primarily from one location.

Depending on such factors as cost, availability, and location, we may either lease or purchase our facilities. The existing facilities that we have purchased typically have been former branches of other financial institutions. We own 6 of our locations and lease 5 of our locations. The following table describes the location and general character of our facilities:

Address	Type of Facility	Year Opened	Owned/Leased
5204 Fort Avenue Lynchburg, Virginia	Full service branch with drive thru and ATM	2000	Owned
4698 South Amherst Highway Madison Heights, Virginia	Full service branch with drive thru and ATM	2002	Owned
17000 Forest Road Forest, Virginia	Full service branch with drive thru and ATM Headquarters for Mortgage Division	2005	Owned
164 South Main Street Amherst, Virginia	Full service branch with drive thru and ATM	2007	Owned
1405 Ole Dominion Blvd. Bedford, Virginia	Full service branch with drive thru and ATM	2008	Owned
1110 Main Street Altavista, Virginia	Full service branch with drive thru and ATM	2009	Owned
828 Main Street Lynchburg, Virginia	Corporate Headquarters; Full service branch with ATM	2004	Leased (1)
615 Church Street Lynchburg, Virginia	Full service branch with drive thru and ATM Headquarters for Investment and Insurance Divisions	1999	Leased (2)
4935 Boonsboro Road, Suites C and D Lynchburg, Virginia	Full service branch with drive thru and ATM	2006	Leased (3)
1152 Hendricks Store Rd. Moneta, Virginia	Mortgage banking office	2005	Leased (4)
501 VES Road Lynchburg, Virginia	Limited service branch	2010	Leased (5)

(1) Base lease expires July 31, 2014. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(2) Base lease expires July 31, 2019. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(3) The current term expires on December 31, 2015. The Bank has one renewal option to extend the lease for an additional five year period that we may exercise at our discretion subject to the terms and conditions outlined in the lease."

(4) Base lease expires September 30, 2013. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(5) Base lease expires May 31, 2015.

We believe that each of these operating facilities is maintained in good operating condition and is suitable for our operational needs.

In addition, the Bank may evaluate the feasibility of entering into sale/leaseback agreements for certain branches.

Interest in Additional Properties

As discussed in "Management's Discussion and Analysis—Expansion Plans" in addition to the facilities set forth above, the Bank owns the following properties which are being held for possible expansion:

- real property located in the Timberlake Road area of Campbell County (Lynchburg), Virginia. The Timberlake property is not suitable for its intended use as a branch bank. Management anticipates that it will be necessary to raze the current structures and replace it with appropriate new construction.

- real property located at 5 Village Highway (near the intersection of Routes 501 and 24) in Rustburg, Virginia. The structure on the property has been demolished and removed. The Bank does not anticipate opening a branch at this location prior to the first quarter of 2013.

The Bank is considering whether to open a retail branch in the Hendricks Store Road, Moneta, Virginia location.

Management of the Bank continues to look for and evaluate additional locations for future branch growth and will consider opening an additional branch in the next 18 months if a suitable location is available on acceptable terms. The opening of all additional branches is contingent upon the receipt of regulatory approval.

We will use the internet, consistent with applicable regulatory guidelines, to augment our growth plans. We currently offer online account access, bill payment, and account management functions through our website. The Bank recently released an application that enables customers to transact banking business on smartphones and other mobile devices.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which the property of the Company is subject.

Item 4. Mine Safety Disclosure -- Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities

Market Prices and Dividends

As of January 25, 2012, the Common Stock of Financial is traded on the NASDAQ Capital Market LLC (NASDAQ) under the symbol "BOTJ." Prior to this time, the Common Stock of Financial was quoted on the Over the Counter Bulletin Board (OTCBB) under the symbol "BOJF ("BOJF.OB" on some systems) and transactions generally involved a small number of shares. The following table sets forth the quarterly high and low bid prices for each quarter in fiscal 2011 and 2010 for Financial and was obtained from Bloomberg. Management believes this source to be accurate.

	Market Prices and Dividends (1)		
	Bid Price ($)		
	High	Low	Dividends ($)
Fiscal 2011			
Fourth Quarter	5.00	3.75	0.00
Third Quarter	5.50	3.75	0.00
Second Quarter	6.25	4.80	0.00
First Quarter	6.65	5.20	0.00
Fiscal 2010			
Fourth Quarter	6.36	5.95	0.00
Third Quarter	8.00	5.95	0.00
Second Quarter	7.70	6.30	0.00
First Quarter	7.00	4.15	0.00

(1) All figures have been adjusted to reflect the 10% stock dividend declared on May 18, 2010 and paid on July 23, 2010 as well as all prior stock dividends declared by Financial.

The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of March 15, 2012 (the most recent date available), the Common Stock traded for $5.85 per share. As of March 15, 2012, there were approximately 3,342,415 shares of Common Stock outstanding, which shares are held by approximately 3,050 shareholders of record. Neither Financial nor the Bank prior to the formation of Financial has declared or paid a cash dividend on its Common Stock.

Dividend Policy

The Company's future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of both the Company and the Bank, applicable governmental regulations and policies and other factors deemed relevant by its Board of Directors.

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is a legal entity separate and distinct from its subsidiaries. Its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. For a discussion of these restrictions, see "Supervision and Regulation of Financial – Limits on the Payment of Dividends."

Cash dividends are not planned at this time. Financial intends to follow a policy of keeping retained earnings, if any, for the purpose of increasing net worth and reserves of the Bank during its initial years of operation in order to promote the Bank's growth and ability to compete in its market area. As a result, Financial does not anticipate paying a cash dividend on its Common Stock in 2012.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information concerning Financial's equity compensation plans at December 31, 2011. All figures have been adjusted to reflect the 10% stock dividend declared on May 18, 2010 and paid on July 23, 2010 as well as all prior stock dividends declared by Financial. All outstanding stock options have been issued under plans approved by shareholders.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in First Column)
Equity compensation plans approved by shareholders - 1999 Stock Option Plan of Bank of the James Financial Group, Inc.	216,886	$ 8.83	0
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	216,886	$ 8.83	

Recent Sales of Unregistered Equity Securities

None.

Item 6. Selected Financial Data -- Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because Bank of the James Financial Group, Inc. ("Financial") has no material operations and conducts no business other than the ownership of its operating subsidiary, Bank of the James (and its divisions and subsidiary), the discussion primarily concerns the business of the Bank. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and their divisions and subsidiaries as appropriate. The comparison of operating results for Financial between the years ended December 31, 2011 and 2010 should be read in the context of both the size and the relatively short operating history of the Bank.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to: economic conditions (both generally and more specifically in the markets in which we operate); competition for our customers from other providers of financial services; government legislation and regulation relating to the banking industry (which changes from time to time and over which we have no control) including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act; changes in the value of real estate securing loans made by the Bank; changes in interest rates; and material unforeseen changes in the liquidity, results of operations, or financial condition of our customers. Other risks, uncertainties and factors could cause our actual results to differ materially from those projected in any forward-looking statements we make.

Overview

Financial is a bank holding company headquartered in Lynchburg, Virginia. Our primary business is retail banking which we conduct through our wholly-owned subsidiary, Bank of the James (which we refer to as the "Bank"). We conduct three other business activities, mortgage banking through the Bank's Mortgage division (which we refer to as "Mortgage"), investment services through the Bank's Investment division (which we refer to as "Investment"), and insurance activities through BOTJ Insurance, Inc., a subsidiary of the Bank, (which we refer to as "Insurance").

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. We began providing securities brokerage services to the public in April 2006 through Financial's BOTJ Investment Group, Inc. subsidiary. Following a restructuring, we now provide the securities brokerage services through Investment. Investment conducts its business primarily from one office located in the City of Lynchburg. We began offering insurance and annuity products in September 2008. Insurance currently operates out of the same location as Investment.

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its noninterest income, including loan fees and service charges, and its noninterest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, miscellaneous other expenses, franchise taxes, and income taxes.

As discussed in more detail below,

- For the year ended December 31, 2011, Financial had net income of $600,000, a decrease of $1,220,000 from net income of $1,820,000, from the year ended December 31, 2010;

- For the year ended December 31, 2011, the income per basic and diluted share was $0.18, as compared income of $0.55 per basic and diluted share for the year ended December 31, 2010;

- Net interest income increased to $15,327,000 for the current year from $15,201,000 for the year ended December 31, 2010;

- Noninterest income (exclusive of gains and losses on sales of securities) decreased to $2,498,000 for the year ended December 31, 2011 from $3,160,000 for the year ended December 31, 2010;

- Total assets as of December 31, 2011 were $427,436,000 compared to $418,928,000 at the end of 2010, an increase of $8,508,000 or 2.03%;

- Loans, net of unearned income and loan loss provision, decreased to $319,188,000 as of December 31, 2011 from $320,715,000 as of the end of December 31, 2010, a decrease of 0.48%; and

- The net interest margin decreased 5 basis points to 3.89% for 2012, compared to 3.94% for 2009.

The following table sets forth selected financial ratios:

	For the Year Ended December 31,		
	2011	2010	2009
Return on average equity	2.25%	7.27%	-0.16%
Return on average assets	0.14%	0.44%	-2.60%
Dividend payout %	0.00%	0.00%	0.00%
Average equity to total average assets	6.24%	6.01%	6.17%

Effect of Economic Trends

The twelve months ended December 31, 2011 continue to reflect the turbulent economic conditions and continued weakness in the financial markets which have negatively impacted the liquidity and credit quality of financial institutions in the United States. Concerns regarding increased credit losses from the weakening economy have negatively affected capital and earnings of most financial institutions. Nationally, financial institutions have experienced significant declines in the value of collateral for real estate loans and heightened credit losses, which have resulted in record levels of nonperforming assets, charge-offs and foreclosures.

Although management cannot be certain, it expects weak economic conditions to persist in 2012. Financial institutions likely will continue to experience heightened credit losses and higher levels of nonperforming assets, charge-offs and foreclosures. In light of these conditions, financial institutions also face heightened levels of scrutiny from federal and state regulators. Financial institutions experienced, and are expected to continue to experience, pressure on credit costs, loan yields, deposit and other borrowing costs, liquidity, and capital.

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

The downward trend in short term interest rates beginning in the last quarter of 2007 was due to the actions of the Federal Open Market Committee ("FOMC") resulting from a weakening economy. The federal funds target rate set by the Federal Reserve has remained at 0.00% to 0.25% since December 2008, following a decline from 4.25% in December 2007 through a series of rate reductions. As liquidity increased as a result of open market operations and other government actions, longer-term interest rates decreased and the yield curve remains positively sloped. Although it cannot be certain, management believes that short term interest rates will remain stable for at least the first two quarters of 2012. An increase in long-term interest rates likely would have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

The Treasury Department, the FDIC and other governmental agencies continue to enact rules and regulations to implement the EESA, TARP, the Financial Stability Plan, the Recovery Act and related economic recovery programs, many of which contain limitations on the ability of financial institutions to take certain actions or to engage in certain activities if the financial institution is a participant in the TARP capital purchase program or related programs. Future regulations, or enforcement of the terms of programs already in place, may require financial institutions to raise additional capital and result in the conversion of preferred equity issued under TARP or other programs to common equity. Although the Company did not participate in TARP and therefore should not be directly impacted by the foregoing, there can be no assurance as to the actual impact of these programs or any other governmental program on the financial markets.

Stock Dividends

On May 19, 2010, Financial declared a 10% stock dividend, which was paid on July 23, 2010 to shareholders of record on June 21, 2010. Except as otherwise described in this report, all share amounts and dollar amounts per share in this report with regard to the common stock have been adjusted to reflect these and all prior stock dividends.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is management's estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450, Contingencies, which requires that losses be accrued when they are probable of occurring and are reasonably estimable and (ii) ASC 310, Impairment of a Loan, which requires that losses on impaired loans be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 – "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement"). See "Management Discussion and Analysis Results of Operations – Allowance for Loan Losses and Loan Loss Reserve" below for further discussion of the allowance for loan losses.

Because Financial has a relatively short operating history, historical trends alone do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified impaired loans, in addition to historical experience to evaluate the allowance for loan losses. Our method for determining the allowance for loan losses is discussed more fully under "Provision and Allowance for Loan Losses for the Bank" below.

RESULTS OF OPERATIONS

December 31, 2011 compared to year ended December 31, 2010

Net Income

The net income for Financial for the year ended December 31, 2011 was $600,000 or $0.18 per basic and diluted share compared with net income of $1,820,000 or $0.55 per basic and diluted share for the year ended December 31, 2010. Note 12 of the Audited Financial Statements provides additional information with respect to the calculation of Financial's earnings per share.

The decrease of $1,220,000 in 2011 net income compared to 2010 was due in large part the following: i) a significant increase in provisions for loan losses in 2011 as compared to 2010; ii) a slight increase in net interest income; iii) an increase in the loss on sale of other real estate owned; and iv) a slight decrease (exclusive of OREO losses and expenses) in noninterest expense that was generally offset by a slight increase in noninterest income. As discussed in more detail below, we charged off $4,716,000 in nonperforming loans during the year ended December 31, 2011 as compared with $1,899,000 in 2010. The amount of the provision to the loan loss reserve was $4,807,000 in the year ended December 31, 2011 as compared to $2,783,000 in 2010.

These operating results represent a return on average shareholders' equity of 2.25% for the year ended December 31, 2011 compared to 7.27% for the year ended December 31, 2010. The return on average assets for the year ended December 31, 2011 was 0.14% compared to 0.44% in 2010.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits, fed funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Interest income decreased to $19,519,000 for the year ended December 31, 2011 from $21,589,000 for the year ended December 31, 2010. This decrease was due to a decrease in the yields on average earning assets which primarily consist of loans and investment securities.

Interest expense decreased to $4,192,000 for the year ended December 31, 2011 from $6,388,000 primarily as a result of the decrease in rates paid on deposit accounts, as discussed more fully below.

Net interest income for 2011 increased $126,000 to $15,327,000 or 0.83% from net interest income of $15,201,000 in 2010. The growth in net interest income was due in large part to a decrease in our interest expense of $2,196,000 from $6,388,000 for the year ended December 31, 2010 to $4,192,000 for the year ended December 31, 2011. This decrease in interest expense was primarily due to reductions in the interest rate paid on time deposits and savings accounts, specifically savings accounts. On December 31, 2011, 51.7% of the interest bearing deposits were held in a product known as the "Peaks Savings Account." During 2011, the Bank reduced the rate paid on this account from 1.00% APY to 0.25% to APY. The average interest rate paid on time deposits decreased by 60 basis points during 2011 as compared to 2010.

The net interest margin decreased to 3.89% in 2011 from 3.94% in 2010. The average rate on earning assets decreased 65 basis points from 5.60% in 2010 to 4.95% in 2011 and the average rate on interest-bearing liabilities decreased from 1.85% in 2010 to 1.20% in 2011. Although management cannot predict with certainty future interest rate decisions by the FOMC, statements from the Federal Reserve Board indicate that interest rates will remain low through the end of 2014. A continued low interest rate environment could make it difficult to maintain an acceptable spread between the average rate the Bank receives on assets and the average rate that the Bank pays on liabilities.

The following table shows the average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Net Interest Margin Analysis
Average Balance Sheets
For the Twelve Months Ended December 31, 2011 and 2010
(dollars in thousands)

	2011			2010		
	Average Balance Sheet	**Interest Income/ Expense**	**Average Rates Earned/ Paid**	**Average Balance Sheet**	**Interest Income/ Expense**	**Average Rates Earned/ Paid**
ASSETS						
Loans, including fees (1) (2)	$324,456	$17,572	5.42%	$326,442	$19,710	6.04%
Federal funds sold	9,310	23	0.25%	9,707	24	0.25%
Securities (3)	58,516	1,872	3.20%	47,091	1,808	3.84%
Federal agency equities	1,976	52	2.63%	2,174	47	2.16%
CBB equity	116	-	0.00%	116	-	0.00%
Total earning assets	394,374	19,519	4.95%	385,530	21,589	5.60%
Allowance for loan losses	(5,169)			(4,683)		
Non-earning assets	38,308			35,482		
Total assets	$427,513			$416,329		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand interest bearing	$ 63,666	$346	0.54%	$54,517	$554	1.01%
Savings	175,866	1,329	0.76%	179,998	2,751	1.53%
Time deposits	84,822	1,725	2.03%	84,319	2,221	2.63%
Total interest bearing deposits	324,354	3,400	1.05%	318,834	5,526	1.73%
Other borrowed funds						
Fed funds purchased	10	-	0.00%	236	2	0.85%
Repurchase agreements	8,383	75	0.89%	8,756	116	1.32%
Other borrowings	10,000	297	2.97%	10,959	324	2.96%
Capital notes	7,000	420	6.00%	7,000	420	6.00%
Total interest-bearing liabilities	349,747	4,192	1.20%	345,785	6,388	1.85%
Noninterest bearing deposits	50,784			45,293		
Other liabilities	325			214		
Total liabilities	400,856			391,292		
Stockholders' equity	26,657			25,037		

Total liabilities and Stockholders' equity	$427,513			$416,329		
Net interest earnings		$15,327			$15,201	
Net interest margin			3.89%			3.94%
Interest spread			3.75%			3.75%

(1) Net deferred loan fees and costs are included in interest income.

(2) Nonperforming loans are included in the average balances. However, interest income and yields calculated do not reflect any accrued interest associated with nonaccrual loans.

(3) The interest income and yields calculated on securities have been tax affected to reflect any tax exempt interest on municipal securities.

Interest income and expenses are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in components of net interest income on a taxable equivalent basis.

Volume and Rate
(dollars in thousands)
Years Ending December 31,

	2011			2010		
	Volume Effect	**Rate Effect**	**Change in Income/ Expense**	**Volume Effect**	**Rate Effect**	**Change in Income/ Expense**
Loans	$ (1,180)	$ (958)	$ (2,138)	$ 1,366	$ (90)	$ 1,276
Federal funds sold	-	(1)	(1)	(16)	8	(8)
Securities	91	(27)	64	(119)	(146)	(265)
Restricted stock	(13)	18	5	1	4	5
Total earning assets	(1,101)	(969)	(2,070)	1,232	(224)	1,008
Liabilities:						
Demand interest bearing	(566)	358	(208)	86	(45)	41
Savings	(67)	(1,355)	(1,422)	1,027	(2,609)	(1,582)
Time deposits	13	(509)	(496)	(393)	(706)	(1,099)
Fed funds purchased	1	(3)	(2)	2	-	2
Capital notes	-	-	-	107	-	107
FHLB borrowings	(48)	21	(27)	(277)	23	(254)
Repurchase agreements	(9)	(32)	(41)	(54)	(25)	(79)
Total interest-bearing liabilities	$ (678)	$(1,518)	$(2,196)	$ 498	$(3,362)	$(2,864)
Change in net interest income	$ (424)	$ 550	$ 126	$ 734	$ 3,138	$ 3,872

Noninterest Income of Financial

Noninterest income has been and will continue to be an important factor for increasing our profitability. We recognize this and our management continues to review and consider areas where noninterest income can be increased. Noninterest income (excluding securities gains and losses) consists mortgage loan origination fees, service fees, distributions from a title insurance agency in which we have an ownership interest, and fees generated by the investment services of Investment. Service fees consist primarily of monthly service and minimum account balance fees and charges on transactional deposit accounts, overdraft charges, and ATM service fees.

The Bank, through the Mortgage division originates both conforming and non-conforming consumer residential mortgage loans primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage division are presold to mortgage banking or other financial institutions. The Mortgage division assumes no credit or interest rate risk on these mortgages.

Because the overall mortgage loan market was suppressed, during 2011 as a result of continued declines in real estate values and a difficult credit market, mortgage loan origination decreased. The Mortgage Division originated 290 mortgage loans, totaling $49,481,000 in 2011 as compared with 374 mortgage loans, totaling $75,582,000 during the year ended December 31, 2010. In 2011, the Mortgage Division faced a declining real estate market and loans for new home purchase comprised 37% of the total volume. Refinancing increased significantly in response to continued historical low interest rates. For the year ended December 31, 2011, the Mortgage Division accounted for 4.49% of Financial's total revenue as compared with 6.03% of Financial's total revenue for the year ended December 31, 2010. Mortgage contributed $158,653 and $263,000 to Financial's pre-tax net income in 2011 and 2010, respectively. Management anticipates that residential mortgage rates will remain low by historical standards throughout 2012. Despite this decrease, the Mortgage Division continues to improve its market share in Region 2000. Management expects that low rates coupled with the Mortgage Division's reputation in Region 2000 will allow us to continue to grow revenue at the Mortgage Division.

Service charges and fees and commissions decreased to $1,149,000 for the year ended December 31, 2011 from $1,344,000 for the year ended December 31, 2010. This decrease was due in large part to a decrease in commissions earned on the sale of securities to $69,000 for the year ended December 31, 2011 from $276,000 for the year ended December 31, 2010. The decrease was offset in part an increase in debit card fees which increased to $505,000 for the year ended December 31, 2011 from $403,000 for the year ended December 31, 2010.

Our Investment division provides brokerage services through an agreement with a third-party broker-dealer. Pursuant to this arrangement, the third party broker-dealer operates a service center adjacent to one of the branches of the Bank. The center is staffed by dual employees of the Bank and the broker-dealer. Investment receives commissions on transactions generated and in some cases ongoing management fees such as mutual fund 12b-1 fees. The Investment division's financial impact on our consolidated revenue has been immaterial. Although management cannot predict the financial impact of Investment with certainty, management anticipates it will continue to be an immaterial component of revenue in 2012.

In the third quarter of 2008, we began providing insurance and annuity products to Bank customers and others, through the Bank's Insurance subsidiary. The Bank has one full-time and one part-time employee that are dedicated to selling insurance products through Insurance. Insurance generates minimal revenue and its financial impact on our consolidated revenue has been immaterial. Management anticipates that Insurance's impact on noninterest income will remain immaterial in 2011.

Noninterest income, exclusive of gains and losses on sale of securities, decreased to $2,498,000 in 2011 from $3,160,000 in 2010. Inclusive of gains and losses on sale of securities, noninterest income increased to $3,680,000 in 2011 from $3,518,000 in 2010. The following table summarizes our noninterest income for the periods indicated.

	Noninterest Income *(dollars in thousands)* December 31,	
	2011	2010
Mortgage fee income	$ 1,042	$ 1,515
Service charges, fees and commissions	1,149	1,344
Increase in cash value of life insurance	249	234
Other	58	67
Gain on sale of available-for-sale securities	1,182	358
Total noninterest income	$ 3,680	$ 3,518

The increase in noninterest income for 2011 as compared to 2010 was due to an increase in gains on sales of available-for-sale securities. These gains were largely offset by decreases in the other categories of non-interest income, particularly mortgage fee income. Mortgage fee income decreased due to the factors discussed previously.

Noninterest Expense of Financial

Noninterest expenses increased from $13,502,000 for the year ended December 31, 2010 to $13,693,000 for the year ended December 31, 2011. The following table summarizes our noninterest expense for the periods indicated.

	Noninterest Expense ***(dollars in thousands)*** **December 31,**	
	2011	**2010**
Salaries and employee benefits	$5,668	$6,686
Occupancy	1,091	1,022
Equipment	1,038	1,100
Supplies	365	373
Professional, data processing and other outside expenses	2,139	1,690
Marketing	333	274
Credit expense	257	323
Loss on sale and/or writedown of other real estate owned	1,021	185
Amortization of tax credit investment	247	196
FDIC insurance expense	661	902
Other	873	751
Total noninterest expense	$ 13,693	$ 13,502

The slight increase in noninterest expense was due in large part to an increase in professional, data processing, and other outside expenses and the loss on the sale or writedown of OREO. The increase in these costs was largely offset by a decrease in personnel expenses. Our total personnel expense, net of fees collected from borrowers to cover direct salary costs incurred in originating certain loans (in accordance with current accounting rules), decreased to $5,668,000 for the year ended December 31, 2011, from

$6,686,000 for the twelve months ended December 31, 2010. Compensation for some employees of the Mortgage Division and Investment is commission-based and therefore subject to fluctuation. Because of decreased volume of business at Mortgage, commission compensation and the corresponding employee benefits decreased significantly, in 2011. The Bank's occupancy expense also increased in large part due to an increase in rent at two of our locations. Our data processing expense also increased because of an increase in the number of customers and accounts.

The efficiency ratio, that is the cost of producing each dollar of revenue, is determined by dividing noninterest expense by the sum of net interest income plus noninterest income. Because of a slight increase in net interest income, Financial's efficiency ratio improved from 71.08% in 2010 to 70.74% in 2011. Management intends that additional interest earning assets will help further lower the efficiency ratio.

Income Tax Expense

For the year ended December 31, 2011, Financial had a federal income tax benefit of $93,000, as compared to a Federal income tax expense of $614,000 in 2010. Although we had net income, we realized a federal income tax benefit principally as a result of earnings on bank owned life insurance as well as the impact of tax credits. Note 11 of the Audited Financial Statements provides additional information with respect to our 2011 federal income tax expense and the deferred tax accounts.

ANALYSIS OF FINANCIAL CONDITION

As of December 31, 2011 and December 31, 2010

General

Our total assets were $427,436,000 at December 31, 2011, an increase of $8,508,000 or 2.03% from $418,928,000 at December 31, 2010, primarily due to an increase in cash and cash equivalents, securities available-for-sale (which was offset in part by a decrease in securities held-to-maturity), and the cash value of bank-owned life insurance. Deposits increased from $368,390,000 on December 31, 2010 to $374,234,000 on December 31, 2011. Loans, net of unearned income and allowance, decreased slightly to $319,188,000 on December 31, 2011 from $320,715,000 on December 31, 2010.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and allowance, decreased slightly to $319,188,000 on December 31, 2011 from $320,715,000 on December 31, 2010. Total loans decreased to $324,800,000 on December 31, 2011 from $326,182,000 on December 31, 2010. The minimal decrease in both loans, net of unearned income and allowance and total loans was due in large part to a smaller number of qualified borrowers. Management expects that the number of qualified borrowers will remain limited until the economy further improves.

As of December 31, 2011, the Bank had $10,375,000, or 3.19% of its total loans, in non-accrual status compared with $8,366,000, or 2.56% of its total loans, at December 31, 2010. This increase is due primarily to continued difficulties in the commercial real estate market which has resulted in the inability of certain borrowers to make payments in accordance with the terms of the loan. The Bank attempts to work with borrowers on a case-by-case basis to attempt to protect the Bank's interests. However, despite our commitment, resolution across the portfolio is dependent on improvements in employment, housing, and overall economic conditions at the local, regional and national levels. See "Asset Quality" below.

The following table summarizes the composition of the Bank's loan portfolio for the periods indicated by dollar amount:

Loan Portfolio
(dollars in thousands)

	December 31,				
	2011	2010	2009	2008	2007
Commercial	$ 59,623	$ 62,786	$ 60,045	$ 51,675	$ 42,078
Commercial real estate	150,622	143,428	141,530	121,800	99,181
Consumer	72,488	68,289	67,744	58,300	47,473
Residential	42,067	51,679	53,421	45,974	37,436
Total loans	324,800	326,182	322,740	277,749	226,168
Less allowance for loan losses	5,612	5,467	4,288	2,859	2,146
Net loans	$319,188	$320,715	$318,452	$274,890	$224,022

The following table sets forth the maturities of the loan portfolio at December 31, 2011.

Remaining Maturities of Selected Loans
(dollars in thousands)
At December 31, 2011

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial	$ 12,080	$ 7,253	$ 40,290	$59,623
Commercial real estate	30,517	18,322	101,783	150,622
Consumer	14,686	8,818	48,984	72,488
Residential	8,523	5,117	28,427	42,067
Total	$ 65,806	$ 39,510	$219,484	$324,800
For maturities over one year:				
Fixed Rates	$ 116,573	45.01%		
Variable Rates	142,421	54.99%		
Total	$ 258,994			

Deposits

We experienced an increase in deposits from $368,390,000 at December 31, 2010 to $374,234,000 at December 31, 2011, for an increase of 1.59%. Noninterest-bearing deposits increased $11,297,000 or 25.52% from $44,272,000 at December 31, 2010 to $55,569,000 at December 31, 2011. Interest-bearing deposits decreased $5,453,000 from $324,118,000 at December 31, 2010 to $318,665,000 at December 31, 2011. This 1.68% decrease in interest bearing deposits was anticipated by management and largely resulted from the Bank's decision to lower its interest rates paid on deposit accounts to more closely track the local market. Additionally, the balance in non-FDIC insured sweep accounts (repurchase agreements) increased slightly from $7,330,000 on December 31, 2010 to $8,379,000 on December 31, 2011.

The following table sets forth the average deposit balance and the rates paid on deposits for the years indicated:

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2011		2010		2009	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Noninterest- bearing deposits	$ 50,784	-	$ 45,293	-	$ 40,319	-
Interest -bearing deposits						
Interest checking	$23,766	0.44%	$21,324	0.75%	$ 17,877	0.72%
Money market	39,900	0.61%	33,193	1.20%	27,321	1.40%
Savings	175,866	0.76%	179,998	1.52%	152,606	2.84%
Time deposits						
Less than $100,000	51,926	2.00%	51,930	2.61%	64,424	3.37%
Greater than $100,000	32,896	2.08%	32,389	2.67%	32,504	3.54%
Total interest-bearing deposits	$ 324,354	1.05%	$ 318,834	1.73%	$ 294,732	2.77%
Total deposits	$ 375,138		$ 364,127		$ 335,051	

The following table includes a summary of average deposits and average rates paid and maturities of CDs greater than $100,000.

Maturities of CD's Greater than $ 100,000
(dollars in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2011	$ 2,785	$ 6,152	$ 8,885	$ 16,398	$ 34,220

Cash and Cash Equivalents

Cash and cash equivalents increased from $18,759,000 on December 31, 2010 to $23,340,000 on December 31, 2011. This increase was due primarily to routine fluctuations in deposits, including fluctuations in transactional accounts and professional settlement accounts. Federal funds sold decreased from $7,094,000 on December 31, 2010 to $5,662,000 on December 31, 2011.

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity.

The following table summarizes the fair value of the Bank's securities portfolio for the periods indicated:

Securities Portfolio
(dollars in thousands)
December 31,

	2011	**2010**	**2009**
Held-to-maturity			
U.S. agency obligations	$ 8,533	$ 14,601	$ 15,277
Available-for-sale			
U.S. agency obligations	25,485	14,341	38,442
Mortgage - backed securities	3,939	17,762	213
Municipals	18,914	5,465	3,622
Corporates	-	1,018	2,962
Total available-for-sale	$ 48,338	$ 38,586	$ 45,239

Deposited funds are generally invested in overnight vehicles, including federal funds sold, until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight federal funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of federal funds sold and investment securities (aggregate of available–for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity decreased from $14,297,000 as of December 31, 2010 to $8,133,000 as of December 31, 2011. This decrease resulted in large part by certain issuers exercising their contractual right to redeem (call) certain of the securities. The decision to invest in securities held-to-maturity is based on the same factors as the decision to invest in securities available-for-sale except that management invests surplus funds in securities held-to-maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The portfolio of securities available-for-sale increased to $48,338,000 as of December 31, 2011 from $38,586,000 as of December 31, 2010. During 2011, the Bank purchased available-for-sale securities in order to maintain the ability to fund loans if demand and quality of credits increased.

The following table shows the maturities of held-to-maturity and available-for-sale securities at amortized cost and market value at December 31, 2011 and December 31, 2010 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are not shown on a tax equivalent basis. Financial attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on Financial's securities, see Note 4 to the consolidated financial statements included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution / Yield Analysis

(dollars in thousands)

At December 31, 2011

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held-to-maturity					
U.S. agency					
Amortized cost	$ -	$ -	$ 2,072	$ 6,061	$ 8,133
Market value	$ -	$ -	$ 2,362	$ 6,171	$ 8,533
Weighted average yield			4.00%	3.63%	
Available-for-sale securities					
U.S. agency					
Amortized cost	$ -	$ -	$ 6,146	$ 19,270	$ 25,416
Market value	$ -	$ -	$ 6,157	$ 19,328	$ 25,485
Weighted average yield			2.63%	2.85%	
Mortgage Backed Securities					
Amortized cost	$ -	$ -	$ -	$ 3,938	$ 3,938
Market value	$ -	$ -	$ -	$ 3,939	$ 3,939
Weighted average yield				2.18%	
Municipals					
Amortized cost	$ -	$ -	$ 1,138	$ 17,924	$ 19,062
Market value	$ -	$ -	$ 1,204	$ 17,710	$ 18,914
Weighted average yield			4.39%	3.52%	
Total portfolio					
Amortized cost	$ -	$ -	$ 9,356	$ 47,193	$ 56,549
Market value	$ -	$ -	$ 9,723	$ 47,148	$ 56,871
Weighted average yield			3.15%	3.15%	

Securities Portfolio Maturity Distribution / Yield Analysis
(dollars in thousands)
At December 31, 2010

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held-to-maturity					
U.S. agency					
Amortized cost	$ -	$ -	$2,083	$12,214	$14,297
Market value	$ -	$ -	$2,191	$12,410	$14,601
Weighted average yield			4.00%	3.41%	
Available-for-sale securities					
U.S. agency					
Amortized cost	$ -	$1,993	$3,000	$9,765	$14,758
Market value	$ -	$1,929	$2,910	$9,502	$14,341
Weighted average yield		1.58%	2.20%	3.61%	
Mortgage Backed Securities					
Amortized cost	$ -	$ -	$1,010	$17,047	$18,057
Market value	$ -	$ -	$1,011	$16,751	$17,762
Weighted average yield			2.76%	3.17%	
Municipals					
Amortized cost	$ -	$ -	$919	$4,868	$5,787
Market value	$ -	$ -	$921	$4,545	$5,466
Weighted average yield			4.81%	5.45%	
Corporate					
Amortized cost	$ -	$ -	$ -	$1,033	$1,033
Market value	$ -	$ -	$ -	$1,017	$1,017
Weighted average yield				7.38%	
Total portfolio					
Amortized cost	$ -	$1,993	$7,012	$44,927	$53,932
Market value	$ -	$1,929	$7,033	$44,225	$53,187
Weighted average yield		1.58%	3.16%	3.68%	

Cash surrender value of bank owned life insurance

On July 1, 2009, the Company funded bank owned life insurance (BOLI) for a chosen group of its officers, where the Company is the owner and sole beneficiary of the policies. As of December 31, 2011, the BOLI had a cash surrender value of $8,609,000, an increase of $3,249,000 from the cash surrender value of $5,360,000 as of December 31, 2010. Of the increased amount, $3,000,000 resulted from the purchase of additional policies insuring an additional group of employees and $249,000 is attributed to an increase in the cash surrender value relating to the aggregate earnings on all of the BOLI policies. The value of BOLI increases from the cash surrender values of the pool of insurance. The increase in cash surrender value is recorded as a component of noninterest income; however, the Company does not pay tax on increase in cash value. This profitability is used to offset a portion of current and future employee benefit costs. BOLI can be liquidated if necessary with associated tax costs. However, the Company intends to hold this pool of insurance, because it provides income that enhances the Company's capital position. Therefore, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Liquidity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities.

The liquidity of Financial depends primarily on Financial's current assets, available credit, and the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements. Although Financial's liquidity is limited, management believes that Financial has sufficient liquidity to meet its current obligations. See "*Capital Resources,*" below.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Liquidity management involves monitoring the Bank's sources and uses of funds in order to meet the day-to-day cash flow requirements while maximizing profits. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of securities held-to-maturity is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, advances through the Federal Home Loan Bank of Atlanta ("FHLBA") and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

At December 31, 2011, liquid assets, which include cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, and securities available-for-sale totaled $71,678,000 on December 31, 2011 as compared to $57,345,000 at December 31, 2010. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, approximately $19,300,000 of these securities are pledged against outstanding debt or lines of credit. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

The following table sets forth non-deposit sources of funding:

Funding Sources
(dollars in thousands)

	December 31, 2011		
Source	**Capacity**	**Outstanding**	**Available**
Fed funds purchased lines (unsecured)	$ 18,000	$ -	$ 18,000
Reverse repurchase agreements	3,000	-	3,000
Borrowings from FHLB Atlanta	85,850	10,000	75,850
Total	$106,850	$ 10,000	$ 96,850

At the end of 2011, approximately 64.11%, or $208,227 of the loan portfolio would mature or could reprice within a one-year period. At December 31, 2011 non-deposit sources of available funds totaled $96,850, which included $75,400 available from the FHLBA.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). The Bank's regulatory capital levels exceed those established for well-capitalized institutions. The following table (along with Note 16 of the Audited Financial Statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2011 and 2010.

Analysis of Capital for Bank of the James (Bank only)
(dollars in thousands)

	December 31,	
	2011	**2010**
Tier 1 Capital:		
Common stock	$ 3,742	$ 3,742
Additional paid in capital	19,325	19,325
Retained earnings	10,394	9,049
Total Tier 1 Capital	$ 33,461	$ 32,116
Tier 2 Capital:		
Allowable portion of allowance for loan losses	3,991	3,989
Total Tier 2 Capital	$ 3,991	$ 3,989
Total risk-based capital	$ 37,452	$ 36,105
Risk weighted assets	$ 317,684	$ 317,606
Average total assets	$ 427,680	$ 423,349

	December 31,		Regulatory Minimums	
	2011	2010	Capital Adequacy	Well Capitalized
Capital Ratios				
Tier 1 capital to average total assets	7.82%	7.59%	4.00%	5.00%
Tier 1 risk-based capital ratio	10.53%	10.11%	4.00%	6.00%
Total risk-based capital ratio	11.79%	11.37%	8.00%	10.00%

The Bank, as predecessor to Financial, was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000).

In 2009, Financial completed a private placement of unregistered debt securities pursuant to which it issued notes to accredited investors in an amount of $7,000,000 (the "2009 Notes"). The debt issued pursuant to this offering bears interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment was due and paid on July 1, 2009. No principal payments are due until the debt matures on April 1, 2012 (the "Maturity Date"). Financial used $6,000,000 of the proceeds to provide additional capital to the Bank. Financial retained $1,000,000 which it has used to service interest payments on the debt. On the Maturity Date the principal and all accrued but unpaid interest on the debt will be due and payable.

Financial currently is conducting a private placement of unregistered debt securities (the "2012 Offering"). Financial will sell a maximum of $12,000,000 in principal of notes in the 2012 Offering (the "2012 Notes"). The 2012 Notes will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 2012 Notes will bear interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment will be due on July 1, 2012. The notes mature on April 1, 2017, but are subject to prepayment in whole or in part on or after April 1, 2013 at Financial's sole discretion on 30 days written notice to the holders. Unless prepaid, no principal payments are due until the debt matures on April 1, 2017 (the "Maturity Date"). Financial intends to use up to the first $7,000,000 in proceeds from the 2012 Offering to pay the 2009 Notes on maturity. As of March 20, 2012, Financial has accepted subscription agreements for the purchase of $7,820,000. Financial anticipates that it will close on these purchases on or before March 30, 2012. Financial anticipates that it will continue to sell the 2012 Notes until it has sold $12,000,000 in principal of 2012 Notes, Financial terminates the offering, or April 30, 2012, whichever occurs first.

Based on these accepted subscription agreements, and funds generated from operations, Financial will have sufficient liquidity and capital with which to operate.

The capital ratios set forth in above tables state the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of these private placements do not qualify as equity capital on a consolidated basis.

In December 2010, the Basel Committee on Banking Supervision (the Basel Committee) released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Implementation is presently scheduled to be phased in between 2014 and 2019, although it is possible that implementation may be delayed as a result of multiple factors including the current condition of the banking industry within the U.S. and abroad.

In addition to Basel III, Dodd-Frank requires or permits the U.S. banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. Accordingly, the regulations ultimately applicable to the Company may be substantially different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Company's net income and return on equity.

Stockholder's Equity

Stockholders' equity increased by $1,310,000 from $25,495,000 on December 31, 2010 to $26,805,000 on December 31, 2011 because of the net income of $600,000, plus the adjustment for other comprehensive income, in the year ended December 31, 2011.

ASSET QUALITY

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as nonaccrual when interest it is deemed uncollectible or when the borrower is 90 days or more past due. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan and the borrower has demonstrated the capacity to repay the loan for six consecutive months or ii) the loan committee of the Board of Directors determines that a borrower has the capacity to repay the loan.

During 2011, the quality of certain classes of our assets declined. Specifically, as a result of the economic downturn, commercial development loans and residential speculative housing construction loans were impacted by a decline in the value of the collateral supporting those loans. Although asset quality declined in 2011, management believes that it has been proactive in quantifying and mitigating the risk. Non-accrual loans increased to $10,375,000 on December 31, 2011 from $8,366,000 on December 31, 2010. Management has provided for the anticipated losses on these loans in the loan loss reserve.

We also classify other real estate owned (OREO) as a nonperforming asset. OREO is the value of real property acquired by the Bank either at a foreclosure sale of collateral on which the Bank has a lien or by deed in lieu of foreclosure. OREO decreased slightly to $3,253,000 on December 31, 2011 from $3,440,000 on December 31, 2010. The following table represents the changes in OREO balance in 2011 and 2010.

OREO Changes
(Dollars in Thousands)

	Year Ended December 31,	
	2011	**2010**
Balance at the beginning of the year (gross)	$ 3,440	$ 666
Transfers from Loans	4,619	2,509
Transfer from premises and equipment	-	1,031
Capitalized Costs	20	31
Charge-Offs	(220)	(132)
Sales Proceeds	(3,944)	(612)
Gain (loss) on disposition	(487)	(53)
Balance at the end of the year (gross)	$ 3,428	$ 3,440
Less valuation allowance	(175)	-
Balance at the end of the year (net)	$ 3,253	$ 3,440

We also classify troubled debt restructurings (TDRs) as both performing and nonperforming assets. As discussed above, we measure impaired loans based on the present value of expected future cash flows discounted at the effective interest rate of the loan or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. We maintain a valuation allowance to the extent that the measure of the impaired loan is less than the recorded investment. TDRs occur when we agree to significantly modify the original terms of a loan by granting a concession due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans. These concessions typically are made for loss mitigation purposes and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Performing TDRs decreased to $783,000 on December 31, 2011 from $4,987,000 on December 31, 2010.

The following table sets forth the number of outstanding TDR contracts and the total amount of the Bank's TDRs as of December 31, 2011 and 2010.

Troubled Debt Restructurings
(Dollars in Thousands)

	December 31,	
	2011	**2010**
Number of performing TDR contracts	3	6
Number of nonperforming TDR contracts	2	-
Total number of TDR contracts	5	6
Amount of performing TDR contracts	$ 783	$ 4,987
Amount of nonperforming TDR contracts	1,935	-
Total amount of TDRs contracts	$ 2,718	$ 4,987

The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and credit risks. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

In performing its loan loss analysis, the Bank assigns a risk rating to each commercial loan in the Bank's portfolio.

The Bank's allowance for loan losses increased 2.65% from $5,467,000 on December 31, 2010 to $5,612,000 on December 31, 2011. This increase resulted primarily from the current economic conditions and recent historic charge-off trends and reflects a slight decrease in the balances in the Bank's loan portfolio. While impairment resulting from the individual impairment analysis (ASC 310) decreased, the overall reserve increased because of the application of the Bank's loan rating system and the increase in reserve related to the unallocated portion of the reserve (ASC 450). As of December 31, 2011 the allowance for loan losses was equal to 1.73% of the total loan portfolio as compared with 1.68% at December 31, 2010.

No nonaccrual loans were excluded from impaired loan disclosure under current accounting rules at December 31, 2011 and 2010. If interest on these loans had been accrued, such income would have approximated $1,259,000 and $1,059,000 for 2011 and 2010, respectively. Loan payments received on nonaccrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed below.

The following table sets forth the detail of loans charged-off, recovered, and the changes in the allowance for loan losses as of the dates indicated:

Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2011	2010	2009	2008	2007
Balance, beginning of period	$ 5,467	$ 4,288	$ 2,859	$ 2,146	$ 2,091
Loans charged-off:					
Commercial, financial and agricultural	723	845	733	379	165
Real estate-construction	454	300	917	31	25
Real estate-mortgage	2,912	369	918	82	125
Installment and other	627	385	229	197	127
Total loans charged off	$ 4,716	$ 1,899	$ 2,797	$ 689	$ 442
Recoveries:					
Commercial, financial and agricultural	$15	$132	$ 35	$ 17	$ 22
Real estate-construction	1	-	-	-	-
Real estate-mortgage	3	119	-	-	-
Installment and other	35	44	40	30	24
Total recoveries	$ 54	$ 295	$ 75	$ 47	$ 46
Net charge-offs	$ 4,662	$ 1,604	$ 2,722	$ 642	$ 396
Provision for loan losses	4,807	2,783	4,151	1,355	451
Balance, end of period	$ 5,612	$ 5,467	$ 4,288	$ 2,859	$ 2,146

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans:

Percent of Loans to Total Loans

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2011		2010		2009		2008		2007	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$ 892	18.36%	$ 473	19.25%	$ 777	18.60%	$ 536	19.03%	$ 523	19.40%
Commercial – real estate	2,677	46.37%	2,897	43.97%	697	52.44%	1,864	49.27%	1,226	50.53%
Consumer	1,486	22.3%	1,207	20.94%	619	19.00%	305	16.04%	292	14.02%
Residential	557	12.96%	890	15.84%	2,195	9.96%	154	15.66%	105	16.05%
	$ 5,612	100.00%	$ 5,467	100.00%	$4,288	100.00%	$2,859	100.00%	$ 2,146	100.00%

The following table provides information on the Bank's nonperforming assets as of the dates indicated:

Nonperforming Assets
(dollars in thousands)
At December 31,

	2011	2010	2009	2008	2007
Nonaccrual loans	$ 10,376	$ 8,366	$ 5,687	$ 3,859	$ 1,246
Foreclosed property (OREO)	3,253	3,440	666	81	-
Loans past due 90 days accruing interest	-	-	-	-	-
Total nonperforming assets	$ 13,629	$ 11,806	$ 6,353	$ 3,940	$ 1,246
Restructured loans – performing portion (TDR)	$ 783	$ 4,987	$ 916	$ -	$ -
Allowance for loan losses to period end loans	1.73%	1.68%	1.33%	1.03%	0.95%
Nonperforming assets to period end loans	4.20%	3.62%	2.25%	1.39%	0.55%
Net charge-offs (recoveries) to average loans	1.44%	0.49%	0.90%	0.26%	0.19%

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books.

The Bank established the Mortgage Division to serve potential customers that desired fixed rate loans in excess of five years.

Management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at least monthly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by the ALCO and Investment Committee, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

Other Borrowings

Financial uses borrowing in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term nature.

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. The short-term borrowings totaled $8,379,000 and $7,330,000 as of December 31, 2011 and 2010, respectively. The highest average daily balance for any month for repurchase agreements was approximately $9,573,000 and $9,980,000 in the years ended December 31, 2011 and December 31, 2010, respectively. Short-term borrowings may also include federal funds purchased, which are unsecured overnight borrowings from other financial institutions. Unsecured federal funds lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000,000, Suntrust Bank, $3,000,000, and Zions Bank, $4,000,000. In addition, the Bank maintains a $3,000,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term. No amounts were outstanding on the facilities at either December 31, 2011 or December 31, 2010. The highest average daily balance for any month for federal funds lines was approximately $0 and $2,053,000 in the years ended December 31, 2011 and December 31, 2010, respectively.

Long-term borrowing are obtained through the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $85,400,000 as of September 30, 2011, the most recent calculation.

The following information is provided for borrowings balances, rates and maturities:

(dollars in thousands)	As of December 31,	
Short Term:	**2011**	**2010**
Securities sold under agreements to repurchase		
Maximum month-end outstanding balance	$ 9,204	$ 9,590
Average outstanding balance during the year	8,383	8,756
Average interest rate during the year	0.89%	1.32%
Average interest rate at end of year	0.91%	1.03%
Long Term:		
Federal Home Loan Bank advances		
Maximum month-end outstanding balance	$ 10,000	$ 10,000
Average outstanding balance during the year	10,000	10,959
Average interest rate during the year	2.97%	2.96%
Average interest rate at end of year	2.97%	2.96%

Maturities of FHLBA advances:

	Amount *(dollars in thousands)*	Type	Rate	Ultimate Maturity Date
	$ 3,000	Fixed rate credit	3.410%	4/15/2013
	5,000	Fixed rate credit	2.360%	4/15/2013
	2,000	Fixed rate credit	3.785%	4/15/2015
Total	$ 10,000	Weighted average rate	2.960%	

The maximum balance on the FHLBA credit was approximately $10,000,000 and $20,000,000 for the years ended December 31, 2011 and December 31, 2010, respectively.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	Contract Amounts *(dollars in thousands)* at December 31,	
	2011	**2010**
Commitments to extend credit	$ 51,153	$ 52,963
Standby letters of credit	2,574	3,111
Total	$ 53,727	$ 56,074

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The Bank has liability in the form of minimum annual rental commitments under these leases as follows:

Year Ending	Amount (in thousands)
2012	$ 537
2013	546
2014	417
2015	240
2016	196
Thereafter	534
	$ 2,470

Expansion Plans

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the additional branch location that the Bank currently is considering.

Timberlake Road Area, Campbell County (Lynchburg), Virginia. As previously disclosed, the Bank has purchased certain real property located at the intersection of Turnpike and Timberlake Roads, Campbell County, Virginia. The Bank does not anticipate opening a branch at this location prior to 2013 or beyond. The Bank has determined that the existing structure is not suitable for use as a bank branch.

Rustburg, Virginia. In March, 2011 the Bank purchased certain real property near the intersection of Routes 501 and 24 in Rustburg, Virginia. The structure on the property is being demolished and removed. The Bank does not anticipate opening a branch at this location prior to the first quarter of 2014 or beyond.

The Bank estimates that the cost of improvements, furniture, fixtures, and equipment necessary to upfit the property will be between $900,000 and $1,500,000 per location.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of operation.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 21 to the consolidated financial statements included in Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Not applicable

Item 8. Financial Statements and Supplementary Data

The following financial statements are filed as a part of this report:

Management's Annual Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Balance Sheets, December 31, 2011 and December 31, 2010

Statements of Income, Years Ended December 31, 2011 and December 31, 2010

Statements of Changes in Stockholders' Equity, Years Ended December 31, 2011 and December 31, 2010

Statements of Cash Flows, Years Ended December 31, 2011 and December 31, 2010

Notes to Consolidated Financial Statements

Bank of The James
FINANCIAL GROUP, INC.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and fair presentation of the financial statements included in this annual report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Financial's internal control over financial reporting includes those policies and procedures that pertain to Financial's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that Financial's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2011. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of December 31, 2011.

This annual report does not include an attestation report of Financial's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Financial's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit Financial to provide only management's report in the annual report.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of Financial's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent auditor and approves decisions regarding the appointment or removal of Financial's Internal Auditor. It meets periodically with management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of Financial in addition to reviewing Financial's financial reports. The independent auditors and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

Robert R. Chapman III
Chief Executive Officer & President
March 20, 2012

J. Todd Scruggs
Secretary-Treasurer (Principal Financial Officer)
March 20, 2012

Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

To the Shareholders and Board of Directors
Bank of the James Financial Group, Inc.
Lynchburg, Virginia

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 20, 2012

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share and per share data)

	December 31,	
Assets	2011	2010
Cash and due from banks	$ 17,678	$ 11,665
Federal funds sold	5,662	7,094
Total cash and cash equivalents	23,340	18,759
Securities held-to-maturity (fair value of $8,533 in 2011 and $14,601 in 2010)	8,133	14,297
Securities available-for-sale, at fair value	48,338	38,586
Restricted stock, at cost	1,977	2,180
Loans, net of allowance for loan losses of $5,612 in 2011 and $5,467 in 2010	319,188	320,715
Premises and equipment, net	8,859	8,880
Interest receivable	1,583	1,469
Cash value – bank owned life insurance	8,609	5,360
Other real estate owned net of valuation allowance	3,253	3,440
Other assets	4,156	5,242
Total assets	$ 427,436	$ 418,928
Liabilities and stockholders' equity		
Deposits		
Noninterest bearing demand	$ 55,569	$ 44,272
NOW, money market and savings	230,386	241,176
Time	88,279	82,942
Total deposits	374,234	368,390
Repurchase agreements	8,379	7,330
Federal Home Loan Bank borrowings	10,000	10,000
Capital notes	7,000	7,000
Interest payable	111	121
Other liabilities	907	592
Total liabilities	$ 400,631	$ 393,433
Commitments and contingencies		
Stockholders' equity		
Common stock $2.14 par value; authorized 10,000,000 shares, issued and outstanding 3,342,415 shares in 2011 and 3,323,743 shares in 2010	$ 7,152	$ 7,113
Additional paid-in-capital	22,775	22,742
Retained earnings (deficit)	(3,068)	(3,668)
Accumulated other comprehensive (loss)	(54)	(692)
Total stockholders' equity	$ 26,805	$ 25,495
Total liabilities and stockholders' equity	$ 427,436	$ 418,928

See notes to the consolidated financial statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share and per share amounts)

	Years Ended December 31, 2011	2010
Interest and Dividend Income		
Loans	$ 17,572	$ 19,710
Securities		
US agency obligations	939	1,312
Mortgage backed	384	133
Municipals	524	259
Dividends	52	47
Corporates	25	104
Federal funds sold	23	24
Total interest and dividend income	$ 19,519	$ 21,589
Interest Expense		
Deposits		
NOW, money market and savings	$ 1,675	$ 3,305
Time Deposits	1,725	2,221
Federal funds purchased	-	2
Federal Home Loan Bank borrowings	297	324
Repurchase agreements	75	116
Capital notes	420	420
Total interest expense	$ 4,192	$ 6,388
Net interest income	$ 15,327	$ 15,201
Provision for loan losses	4,807	2,783
Net interest income after provision for loan losses	$ 10,520	$ 12,418
Other operating income		
Mortgage fee income	$ 1,042	$ 1,515
Service charges, fees and commissions	1,149	1,344
Increase in cash value of life insurance	249	234
Other	58	67
Gain on sale of available-for-sale securities	1,182	358
Total other operating income	$ 3,680	$ 3,518
Other operating expenses		
Salaries and employee benefits	$ 5,668	$ 6,686
Occupancy	1,091	1,022
Equipment	1,038	1,100
Supplies	365	373
Professional, data processing and other outside expenses	2,139	1,690
Marketing	333	274
Credit expense	257	323
Other real estate expenses	1,021	244
Amortization of tax credit investment	247	196
FDIC insurance expense	661	902
Other	873	692
Total other operating expenses	$ 13,693	$ 13,502
Income before income taxes	$ 507	$ 2,434
Income tax expense (benefit)	(93)	614
Net Income	$ 600	$ 1,820
Income per common share – basic and diluted	$ 0.18	$ 0.55

See notes to the consolidated financial statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Total Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss)	Total
Balance at December 31, 2009	2,990,788	$ 6,400	$ 20,765	$ (2,938)	$ (502)	$ 23,725
Net Income	-	-	-	1,820	-	1,820
Unrealized gains on securities available-for-sale net of deferred taxes of $24	-	-	-	-	47	47
Reclassification adjustment for gains included in net income, net of income tax expense of $121	-	-	-		(237)	(237)
Comprehensive Income						1,630
10% Stock dividend	298,942	640	1,910	(2,550)	-	-
Exercise of stock options	34,013	73	65	-	-	138
Stock compensation expense	-	-	2	-	-	2
Balance at December 31, 2010	3,323,743	$ 7,113	$ 22,742	$ (3,668)	$ (692)	$ 25,495
Net Income	-	-	-	600	-	600
Unrealized gains on securities available-for-sale net of deferred taxes of $731	-	-	-	-	1,418	1,418
Reclassification adjustment for gains included in net income, net of income tax expense of $402	-	-	-	-	(780)	(780)
Comprehensive Income						1,238
Exercise of stock options	18,672	39	33	-	-	72
Balance at December 31, 2011	3,342,415	$ 7,152	$ 22,775	$ (3,068)	$ (54)	$ 26,805

See notes to the consolidated financial statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31, 2011	2010
Cash flows from operating activities		
Net Income	$ 600	$ 1,820
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	715	813
Net amortization and accretion of premiums and discounts on securities	604	514
(Gain) on sale of available-for-sale securities	(1,182)	(358)
Provision for loan losses	4,807	2,783
Loss on sale of other real estate owned	487	53
Impairment of other real estate owned	395	132
Stock compensation expense	-	2
Benefit for deferred income taxes	195	(79)
Amortization of tax credit investment	247	196
(Increase) decrease in interest receivable	(114)	710
(Increase) decrease in other assets	439	573
Decrease in income taxes receivable	(374)	323
(Decrease) in interest payable	(10)	(79)
Increase in other liabilities	315	318
Net cash provided by operating activities	$ 7,124	$ 7,721
Cash flows from investing activities		
Purchases of securities held-to-maturity	$ (1,000)	$ -
Proceeds from maturities and calls of securities held-to-maturity	7,000	1,000
Purchases of securities available-for-sale	(72,827)	(45,659)
Proceeds from maturities, calls and paydowns of securities available-for-sale	20,114	8,464
Purchases of bank owned life insurance	(3,000)	-
Proceeds from sale of securities available-for-sale	44,671	43,657
Proceeds from sale of restricted stock	203	135
Origination of loans, net of principal collected	(6,618)	(7,555)
Improvements to other real estate owned	(20)	(31)
Purchases of premises and equipment	(694)	(266)
Proceeds from the sale of other real estate owned	2,663	612
Net cash provided by (used in) investing activities	$ (9,508)	$ 357
Cash flows from financing activities		
Net increase (decrease) in deposits	$ 5,844	$ (7,382)
Net increase (decrease) in repurchase agreements	1,049	(3,380)
Net (decrease) in Federal Home Loan Bank advances	-	(10,000)
Proceeds from exercise of stock options	72	138
Net cash provided by (used in) financing activities	$ 6,965	$ (20,624)
(Decrease) increase in cash and cash equivalents	4,581	(12,546)
Cash and cash equivalents at beginning of period	$ 18,759	$ 31,305
Cash and cash equivalents at end of period	$ 23,340	$ 18,759
Non cash transactions		
Transfer of loans to foreclosed assets	$ 4,619	$ 2,509
Portion of foreclosed asset sales financed	1,281	-
Transfer of premises and equipment to foreclosed assets	-	1,031
Fair value adjustment for securities	$ 968	$ (288)
Cash transactions		
Cash paid for interest	$ 4,202	$ 6,467
Cash paid for taxes	712	1,045

See notes to the consolidated financial statements

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank"), the Bank's wholly-owned subsidiary, BOTJ Insurance, Inc. ("BOTJ-Ins."), and through the Bank's two divisions, Bank of the James Mortgage division ("Mortgage division") and BOTJ Investment Services division ("Investment Services division"). The Mortgage division originates conforming and non-conforming home mortgages primarily in the Region 2000 area, which includes the counties of Amherst, Appomattox, Bedford and Campbell (which includes the Town of Altavista) and the cities of Bedford and Lynchburg, Virginia. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank and such other subsidiaries as it may acquire or establish. Financial also has one wholly-owned non-operating subsidiary.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's nine locations consist of four branches in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, one in the Town of Amherst, Virginia, one in the City of Bedford, Virginia, and one in the Town of Altavista, Virginia.

Note 2 - Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets and other real estate owned, other-than-temporary impairments of securities, and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including

Note 2 - Summary of significant accounting policies (continued)

equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (1) the Bank intends to sell the security or (2) it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis. If, however, the Bank does not intend to sell the security and it is not more-than-likely than not that the Bank will be required to sell the security before recovery, the Bank must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

For equity securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in net income. We regularly review each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, our best estimate of the present value of cash flows expected to be collected from debt securities, our intention with regard to holding the security to maturity, and the likelihood that we would be required to sell the security before recovery.

Restricted investments
As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLBA), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLBA. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets. The Bank also maintains stock ownership in Community Bankers' Bank (CBB). The investment in CBB is minimal and is not mandated but qualifies the Bank for preferred pricing on services offered by CBB. Based on liquidation restrictions, all of these investments are carried at cost.

Loans
Financial makes real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Note 2 - Summary of significant accounting policies (continued)

Past due status
Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual and potentially charged-off at an earlier date if collection of principal or interest is considered doubtful.

Non-accrual status
Financial stops accruing interest on a loan at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. At the time the loan is placed on non-accrual status, all previously accrued but not collected interest is reversed against interest income. While the loan is classified as non-accrual, any payments collected are accounted for on the cash-basis or cost-recovery method which requires the entire amount of the payment to be applied directly to principal, until qualifying for return to performing status. Loans may be returned to performing status when all the principal and interest amounts contractually due are brought current (within 90 days past due), future payments are reasonably assured, and contractually required payments have been made on a timely basis for at least 6 consecutive months.

Charge-off
At the time a loan is placed on non-accrual status, it is generally reevaluated for expected loss and a specific reserve, if not already previously assigned, is established against the loan. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Although the goal for commercial and commercial real estate loans is for charge off not later than 180 days, a commercial or commercial real estate loan may not be fully charged off until there is reasonable certainty that no additional workout efforts, troubled debt restructurings or any other types of concession can or will be made by Financial.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, historical and general components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan or discounted cash flows is lower than the carrying value of that loan. The historical component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. A general component is maintained to cover uncertainties that could affect management's estimate of probable losses. The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The qualitative factors used to derive the general component of the allowance may include but are not limited to:

Note 2 - Summary of significant accounting policies (continued)

1. Known improvement or deterioration in certain classes of loans or collateral;
2. Trends in portfolio volume, maturity, or composition;
3. Volume and trends in delinquencies and non-accruals;
4. Local economic and industrial conditions;
5. Lending, charge-off, and collection policies; and
6. Experience, ability, and depth of lending staff.

A loan is considered impaired when, based on current information and events, it is probable that Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by evaluating the fair value of the underlying collateral.

Management considers the following four components when calculating its loan loss reserve requirement:

- In accordance with current accounting rules (ASC 310), the Bank performs an individual impairment analysis on all loans with a risk rating of substandard, doubtful, and loss (our internal risk ratings of 7 through 9). The Bank also performs individual loan analysis and assesses potential future losses associated with those relationships risk rated as special mention (our internal risk rating of 6).
- In accordance with current accounting rules (ASC 450), the Bank examines historical charge-off data by classification code in order to determine a portion of the reserve related to homogeneous pools. The Bank updates its historical charge-off data twice a year and adjusts the reserve accordingly.
- The Bank applies various risk factors, including, for example, levels of trends in delinquencies, current and expected economic conditions, and levels of and trends in recoveries of prior charge-offs.
- The Bank applies factors to determine the method by which to determine the general reserve for inherent losses related to the loan pool, including, for example, loan concentrations, policy and procedure changes, national and local economic trends and conditions, and overall portfolio quality.

Troubled debt restructurings

In situations where, for economic or legal reasons related to a borrower's financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring ("TDR"). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loans reach nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and

Note 2 - Summary of significant accounting policies (continued)

other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. The Bank had $4,987and $2,718 classified as TDRs as of December 31, 2011 and 2010, respectively.

Premises, equipment and depreciation

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Other real estate owned

Other real estate owned consists of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value less estimated costs to sell at the date of foreclosure. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination,

(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

Stock options

Current accounting guidance requires the costs resulting from all share-based payments to employees be recognized in the financial statements. Stock-based compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value. The model employs the following assumptions:

1. Dividend yield – calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant;

2. Expected life (term of the option) – based on the average of the contractual life and vesting schedule for the respective option;

3. Expected volatility – based on the monthly historical volatility of Financial's stock price over the expected life of the options;

4. Risk-free interest rate – based on the U.S. Treasury yield with a maturity similar to the expected life of the option on the day of grant.

There were no options granted in 2011 or 2010.

ASC 718 Compensation - Stock Compensation requires Financial to estimate forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also will impact the amount of estimated unamortized compensation expense to be recognized in future periods

For the years ended December 31, 2011 and 2010, Financial recognized stock-based compensation expense related to the Amended and Restated Stock Option Plan of 1999 Financial (the "1999 Plan") of $0 and $2 respectively, in accordance with ASC 718.

As of December 31, 2010, all compensation expense related to the foregoing stock option plan had been recognized. The Company's ability to grant additional option shares under the 1999 Plan has expired.

(dollars in thousands, except share and per share data)

Note 2 - Summary of significant accounting policies (continued)

Earnings per share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Reclassification

Certain 2010 amounts have been reclassified to conform to the 2011 presentation.

Comprehensive income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains (losses) on securities available-for-sale, and unrealized losses related to factors other than credit on debt securities.

Marketing

The Company expenses advertising costs as incurred. Advertising expenses were $261 and $193 for 2011 and 2010, respectively.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1,732 and $1,857 for the weeks including December 31, 2011 and 2010, respectively.

(dollars in thousands, except share and per share data)

Note 4 - Securities

A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 8,133	$ 400	$ -	$ 8,533
Available-for-sale				
U.S. agency obligations	$ 25,416	$ 117	$ (48)	$ 25,485
Mortgage-backed securities	3,938	5	(4)	3,939
Municipals	19,062	241	(389)	18,914
	$ 48,416	$ 363	$ (441)	$ 48,338

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 14,297	$ 304	$ -	$ 14,601
Available-for-sale				
U.S. agency obligations	$ 14,758	$ 24	$ (441)	$ 14,341
Mortgage-backed securities	18,057	1	(296)	17,762
Municipals	5,787	15	(337)	5,465
Corporates	1,033	-	(15)	1,018
	$ 39,635	$ 40	$ (1,089)	$ 38,586

Temporarily Impaired Securities

The following tables show the gross unrealized losses and fair value of the Bank's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010:

(dollars in thousands, except share and per share data)

Note 4 –Securities (continued)

December 31, 2011	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ 13,593	$ 48	$ -	$ -	$ 13,593	$ 48
Mortgage-backed securities	985	4	-	-	985	4
Municipals	12,852	389	-	-	12,852	389
Total temporarily impaired securities	$ 27,430	$ 441	$ -	$ -	$ 27,430	$ 441

December 31, 2010	Less than 12 months		More than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agency obligations	$ 11,808	$ 441	$ -	$ -	$ 11,808	$ 441
Mortgage-backed securities	16,740	296	-	-	16,740	296
Corporates	-	-	1,018	15	1,018	15
Municipals	3,178	303	590	34	3,768	337
Total temporarily impaired securities	$ 31,726	$ 1,040	$ 1,608	$ 49	$ 33,334	$ 1,089

U.S. agency obligations. The unrealized losses on the 6 investments in U.S. agency obligations at December 31, 2011 were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2011. Each of these 6 investments carries an investment grade rating of AA.

Mortgage-backed securities. The unrealized losses on the 1 investment in mortgage-backed securities at December 31, 2011 were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Bank's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2011. This investment carries an investment grade rating of AA.

(dollars in thousands, except share and per share data)

Note 4 –Securities (continued)

Municipals. The unrealized losses on the 13 investments in municipal obligations at December 31, 2011 were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2011. Each of these 13 investments carries an investment grade rating of AA or above.

The amortized costs and fair values of securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	-	-	-	-
Due after five years through ten years	2,072	2,362	7,284	7,361
Due after ten years	6,061	6,171	41,132	40,977
	$ 8,133	$ 8,533	$ 48,416	$ 48,338

The Bank sold $44,671 of securities available-for-sale in 2011. Gross realized gains amounted to $1,228 and gross realized losses amounted to $46. The Bank sold $43,657 of securities available-for-sale in 2010. Gross realized gains amounted to $372 and gross realized losses amounted to $14.

The amortized costs of securities pledged as collateral for public deposits and other short term borrowings were approximately $19,334 and $18,860 (fair value of $19,806 and $19,105) at December 31, 2011 and 2010, respectively.

Note 5 - Loans and allowance for loan losses

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses on existing loans that may become uncollectible. Management's judgment in determining the level of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as trends in delinquencies and charge-offs, changes in the nature and volume of the loan portfolio, current economic conditions that may affect a borrower's ability to repay and the value of collateral, overall portfolio quality and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Management has an established methodology used to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Bank has segmented certain loans in the portfolio by product type. Within these segments, the Bank has sub-segmented its portfolio by classes within the segments, based on the associated risks within these classes. The classifications set forth below do not correspond directly to the classifications set forth in the call report (Form FFIEC 041). Management has determined that the classifications set forth below are more appropriate for use in identifying and managing risk in the loan portfolio.

Loan Segments:	Loan Classes:
Commercial	Commercial and industrial loans
Commercial real estate	Commercial mortgages – owner occupied Commercial mortgages – non-owner occupied Commercial construction
Consumer	Consumer unsecured Consumer secured
Residential	Residential mortgages Residential consumer construction

The evaluation also considers the following risk characteristics of each loan portfolio:

- Commercial loans carry risks associated with the successful operation of a business because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

- Commercial real estate loans carry risks associated with a real estate project and other risks associated with the ownership of real estate. In addition, for real estate construction loans there is a risk that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

Note 5 - Loans and allowance for loan losses (continued)

- Consumer loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral (e.g., rapidly-depreciating assets such as automobiles), or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy. Unsecured consumer loans carry additional risks associated with the continued credit-worthiness of borrowers who may be unable to meet payment obligations.

- Residential mortgage and construction loans carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral. Equity lines of credit carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

The Bank's internal risk rating system is in place to grade commercial and commercial real estate loans. Category ratings are reviewed periodically by lenders and the credit review area of the Bank based on the borrower's individual situation. Additionally, internal and external monitoring and review of credits are conducted on an annual basis.

Below is a summary and definition of the Bank's risk rating categories:

RATING 1	Excellent
RATING 2	Above Average
RATING 3	Satisfactory
RATING 4	Acceptable / Low Satisfactory
RATING 5	Monitor
RATING 6	Special Mention
RATING 7	Substandard
RATING 8	Doubtful
RATING 9	Loss

Based on the above criteria, we segregate loans into the above categories for special mention, substandard, doubtful and loss from non-classified, or pass rated, loans. We review the characteristics of each rating at least annually, generally during the first quarter. The characteristics of these ratings are as follows:

Note 5 - Loans and allowance for loan losses (continued)

- "Pass." These are loans having risk ratings of 1 through 4. Pass loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- "Monitor." These are loans having a risk rating of 5. Monitor loans have currently acceptable risk but may have the potential for a specific defined weakness in the borrower's operations and the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may currently or in the future be characterized by late payments. The Bank's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

- "Special Mention." These are loans having a risk rating of 6. Special Mention loans have weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. These loans do warrant more than routine monitoring due to a weakness caused by adverse events.

- "Substandard." These are loans having a risk rating of 7. Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Bank's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Bank. There is a distinct possibility that the Bank will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet our definition of impaired unless the loan is significantly past due and the borrower's performance and financial condition provide evidence that it is probable that the Bank will be unable to collect all amounts due.

- "Doubtful." These are loans having a risk rating of 8. Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.

- "Loss." These are loans having a risk rating of 9. Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

A summary of loans, net is as follows:

	December 31,	
	2011	2010
Commercial	$ 59,623	$ 62,786
Commercial real estate	150,622	143,428
Consumer	72,488	68,289
Residential	42,067	51,679
Total loans	324,800	326,182
Less allowance for loan losses	5,612	5,467
Net loans	$ 319,188	$ 320,715

The amount of overdrafts reclassified as loans was $14 and $13 as of December 31, 2011 and 2010, respectively.

The Company's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2011 and 2010 were $8,914 and $6,663 respectively. During 2011, new loans and advances amounted to $4,645 and repayments amounted to $2,394. The terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Note 5 - Loans and allowance for loan losses (continued)

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2011 and 2010:

Financing Receivables on Non-Accrual Status
(Dollars in Thousands)

	As of December 31, 2011	As of December 31, 2010
Commercial	$ 3,570	$ 756
Commercial Real Estate:		
Commercial Mortgages-Owner Occupied	1,610	1,157
Commercial Mortgages-Non-Owner Occupied	2,793	2,504
Commercial Construction	782	923
Consumer		
Consumer Unsecured	-	83
Consumer Secured	415	1,153
Residential:		
Residential Mortgages	1,205	1,725
Residential Consumer Construction	-	65
Totals	$ 10,375	$ 8,366

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

	Impaired Loans For the Year Ended December 31, 2011				
2011	**Recorded Investment**	**Unpaid Principal Balance**	**Related Allowance**	**Average Recorded Investment**	**Interest Income Recognized**
With No Related Allowance Recorded:					
Commercial	$ 3,357	$ 3,570	$ -	$ 8,978	$ 118
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	2,211	3,108	-	2,457	124
Commercial Mortgage Non-Owner Occupied	4,880	5,170	-	5,418	227
Commercial Construction	1,103	1,103	-	984	38
Consumer					
Consumer Unsecured	-	-	-	-	-
Consumer Secured	293	642	-	330	6
Residential					
Residential Mortgages	862	1,007	-	633	15
Residential Consumer Construction	-	-	-	33	-
With An Allowance Recorded:					
Commercial	$ 2,968	$ 3,052	$ 440	$ 2,170	$ 106
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	2,516	2,686	555	3,815	137
Commercial Mortgage Non-Owner Occupied	2,590	3,129	228	1,858	117
Commercial Construction	1,700	1,964	275	2,454	42
Consumer					
Consumer Unsecured	-	-	-	286	-
Consumer Secured	942	1,021	357	699	49
Residential					
Residential Mortgages	1,922	2,180	128	1,847	89
Residential Consumer Construction	-	-	-	-	-
Totals:					
Commercial	$ 6,325	$ 6,622	$ 440	$ 11,147	$ 224
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	4,727	5,794	555	6,272	261
Commercial Mortgage Non-Owner Occupied	7,470	8,299	228	7,275	344
Commercial Construction	2,803	3,067	275	3,438	80
Consumer					
Consumer Unsecured	-	-	-	286	-
Consumer Secured	1,235	1,663	357	1,029	55
Residential					
Residential Mortgages	2,784	3,187	128	2,480	104
Residential Consumer Construction	-	-	-	33	-
	$ 25,344	$ 28,632	$ 1,983	$ 31,960	$ 1,068

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

	Impaired Loans For the Year Ended December 31, 2010				
2010	**Recorded Investment**	**Unpaid Principal Balance**	**Related Allowance**	**Average Recorded Investment**	**Interest Income Recognized**
With No Related Allowance Recorded:					
Commercial	$ 14,598	$ 14,787	$ -	$ 14,794	$ 687
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	2,703	2,729	-	2,740	177
Commercial Mortgage Non-Owner Occupied	5,955	6,569	-	6,035	171
Commercial Construction	864	864	-	876	45
Consumer					
Consumer Unsecured	-	-	-	-	-
Consumer Secured	366	660	-	371	13
Residential					
Residential Mortgages	403	613	-	406	8
Residential Consumer Construction	65	68	-	66	1
With An Allowance Recorded:					
Commercial	$ 1,371	$ 1,371	$ 195	$ 1,388	$ 82
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	5,114	5,144	1,218	5,184	177
Commercial Mortgage Non-Owner Occupied	1,125	1,132	53	1,141	21
Commercial Construction	3,208	3,355	437	3,252	103
Consumer					
Consumer Unsecured	572	589	75	578	15
Consumer Secured	456	456	195	461	25
Residential					
Residential Mortgages	1,772	1,923	257	1,794	124
Residential Consumer Construction	-	-	-	-	-
Totals:					
Commercial	$ 15,969	$ 16,158	$ 195	$ 16,182	$ 769
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	7,817	7,873	1,218	7,924	354
Commercial Mortgage Non-Owner Occupied	7,080	7,701	53	7,176	192
Commercial Construction	4,072	4,219	437	4,128	148
Consumer					
Consumer Unsecured	572	589	75	578	15
Consumer Secured	822	1,116	195	832	38
Residential					
Residential Mortgages	2,175	2,536	257	2,200	132
Residential Consumer Construction	65	68	-	66	1
	$ 38,572	$ 40,260	$ 2,430	$ 39,086	$ 1,649

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

The following tables sets forth the allowance for loan losses activity for the years ended December 31, 2011, 2010, and 2009:

Allowance for Credit Losses and Recorded Investment in Financing Receivables
For the Year Ended December 31, 2011

2011	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for Credit Losses:					
Beginning Balance	$ 473	$ 2,897	$ 1,207	$ 890	$ 5,467
Charge-offs	(702)	(2,738)	(817)	(459)	(4,716)
Recoveries	16	3	31	4	54
Provision	1,105	2,515	1,065	122	4,807
Ending Balance	$ 892	$ 2,677	$ 1,486	$ 557	$ 5,612
Ending Balance: Individually evaluated for impairment	$ 440	$ 1,058	$ 357	$ 128	$ 1,983
Ending Balance: Collectively evaluated for impairment	452	1,619	1,129	429	3,629
Totals:	$ 892	$ 2,677	$ 1,486	$ 557	$ 5,612
Financing Receivables:					
Ending Balance: Individually evaluated for impairment	$ 6,325	$ 15,000	$ 1,235	$ 2,784	$ 25,344
Ending Balance: Collectively evaluated for impairment	53,298	135,622	71,253	39,283	299,456
Totals:	$ 59,623	$ 50,622	$ 72,488	$ 42,067	$ 324,800

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

**Allowance for Credit Losses and Recorded Investment in Financing Receivables
For the Year Ended December 31, 2010**

2010	Commercial	Commercial Real Estate	Consumer	Residential	Total
Allowance for Credit Losses:					
Ending Balance: Individually evaluated for impairment	$ 195	$ 1,708	$ 270	$ 257	$ 2,430
Ending Balance: Collectively evaluated for impairment	278	1,189	937	633	3,037
Totals:	$ 473	$ 2,897	$ 1,207	$ 890	$ 5,467
Financing Receivables:					
Ending Balance: Individually evaluated for impairment	15,969	18,969	1,394	2,240	38,572
Ending Balance: Collectively evaluated for impairment	46,817	124,459	66,895	49,439	287,610
Totals:	$ 62,786	$ 143,428	$ 68,289	$ 51,679	$ 326,182

Allowance for loan losses:	
Beginning balance, January 1, 2009	$ 2,859
Provision for losses	4,151
Charge-offs	(2,797)
Recoveries	75
Ending balance, December 31, 2009	$ 4,288

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

Age Analysis of Past Due Financing Receivables as of December 31, 2011

2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days & Accruing
Commercial	$ 532	$ 26	$ 3,570	$ 4,128	$ 55,495	$ 59,623	$ -
Commercial Real Estate:							
Commercial Mortgages-Owner Occupied	2,614	130	1,610	4,354	56,400	60,754	-
Commercial Mortgages-Non-Owner Occupied	504	72	2,793	3,369	74,520	77,889	-
Commercial Construction	782	-	424	1,206	10,773	11,979	-
Consumer:							
Consumer Unsecured	6	-	-	6	3,231	3,237	-
Consumer Secured	202	277	415	894	68,357	69,251	-
Residential:							
Residential Mortgages	523	162	863	1,548	37,884	39,432	-
Residential Consumer Construction	-	-	-	-	2,635	2,635	-
Total	$ 5,163	$ 667	$ 9,675	$ 15,505	$ 309,295	$ 324,800	$ -

Age Analysis of Past Due Financing Receivables as of December 31, 2010

2010	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days & Accruing
Commercial	$ 726	$ 180	$ 576	$ 1,482	$ 61,304	$ 62,786	$ -
Commercial Real Estate:							
Commercial Mortgages-Owner Occupied	1,390	299	553	2,242	62,120	64,362	-
Commercial Mortgages-Non-Owner Occupied	1,169	253	2,503	3,925	62,619	66,544	-
Commercial Construction	-	-	923	923	11,599	12,522	-
Consumer:							
Consumer Unsecured	8	-	83	91	2,824	2,915	-
Consumer Secured	564	230	731	1,525	63,849	65,374	-
Residential:							
Residential Mortgages	1,072	68	793	1,933	39,7834	41,767	-
Residential Consumer Construction	-	-	65	65	9,847	9,912	-
Total	$ 4,929	$ 1,030	$ 6,227	$ 12,186	$ 313,996	$ 326,182	$ -

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

Credit Loss Disclosures
Credit Quality Information - by Class
December 31, 2011

2011	Pass	Monitor	Special Mention	Substandard	Doubtful	Totals
Commercial	$ 47,021	$ 3,978	$ 2,901	$ 5,723	$ -	$ 59,623
Commercial Real Estate:						
Commercial Mortgages-Owner Occupied	48,622	3,003	4,696	4,283	150	60,754
Commercial Mortgages-Non-Owner Occupied	63,934	3,326	3,159	7,470	-	77,889
Commercial Construction	9,000	176	-	2,803	-	11,979
Consumer						
Consumer Unsecured	3,237	-	-	-	-	3,237
Consumer Secured	67,295	488	304	1,164	-	69,251
Residential:						
Residential Mortgages	35,543	557	548	2,784	-	39,432
Residential Consumer Construction	2,635	-	-	-	-	2,635
Totals	$ 277,287	$11,528	$ 11,608	$ 24,227	$ 150	$ 324,800

Credit Loss Disclosures
Credit Quality Information - by Class
December 31, 2010

2010	Pass	Monitor	Special Mention	Substandard	Doubtful	Totals
Commercial	$ 41,328	$ 2,732	$ 9,471	$ 9,075	$ 180	$ 62,786
Commercial Real Estate:						
Commercial Mortgages-Owner Occupied	50,485	5,535	1,378	6,814	150	64,362
Commercial Mortgages-Non-Owner Occupied	52,004	2,337	6,354	5,849	-	66,544
Commercial Construction	7,571	855	1,446	2,650	-	12,522
Consumer						
Consumer Unsecured	2,805	-	1	34	75	2,915
Consumer Secured	63,225	475	349	1,325	-	65,374
Residential:						
Residential Mortgages	38,504	77	-	3,014	172	41,767
Residential Consumer Construction	9,475	-	372	65	-	9,912
Totals	$ 265,397	$12,011	$ 19,371	$ 28,826	$ 577	$ 326,182

(dollars in thousands, except share and per share data)

Note 5 - Loans and allowance for loan losses (continued)

Troubled Debt Restructurings (TDRs)

For the Year Ended December 31, 2011

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial Real Estate	5	$2,718	$2,718

The five contracts referenced above were modified in the form of interest rate reductions. After modification, each loan was individually reevaluated for impairment. As a result of the evaluation, it was determined that there was no additional impact to the allowance for loan loss.

For the Year Ended December 31, 2011

Troubled Debt Restructurings That Subsequently Defaulted	Number of Contracts	Recorded Investment
Commercial	2	$ 3,596
Consumer	1	30
Total	3	$ 3,626

Note 6 - Other real estate owned

At December 31, 2011 and 2010, OREO was $3,253,000 and $3,440,000, respectively. OREO is primarily comprised of residential properties and non-residential properties associated with commercial relationships, and are located in Virginia. The following table represents the changes in OREO balance in 2011 and 2010.

OREO Changes

	Year Ended December 31, 2011	Year Ended December 31, 2010
Balance at the beginning of the year (gross)	$ 3,440	$ 666
Transfers from Loans	4,619	2,509
Transfer from premises and equipment	-	1,031
Capitalized Costs	20	31
Charge-Offs	(220)	(132)
Sales	(3,944)	(612)
(Loss) on disposition	(487)	(53)
Balance at the end of the year (gross)	$ 3,428	$ 3,440
Less valuation allowance	(175)	-
Balance at the end of the year (net)	$ 3,253	$ 3,440

(dollars in thousands, except share and per share data)

Note 6 - Other real estate owned (continued)

The following table sets forth the OREO expenses in 2011 and 2010

OREO Expense

	Year Ended December 31,	
	2011	2010
Loss on disposition	$ 487	$ 54
Write-downs	395	131
Expenses	139	59
Total	$ 1,021	$ 244

Note 7 – Premises and equipment

Property and equipment at December 31, 2011 and 2010 are summarized as follows:

	December 31,	
	2011	2010
Land	$ 2,235	$ 2,235
Building and improvements	5,092	5,034
Construction in progress	594	380
Furniture and equipment	6,277	5,855
Leasehold improvements	1,470	1,470
	15,668	14,974
Less accumulated depreciation	6,809	6,094
Net property and equipment	$ 8,859	$ 8,880

Total depreciation expense for the years ended December 31, 2011 and 2010 was $715 and $813, respectively.

(dollars in thousands, except share and per share data)

Note 8 - Deposits

A summary of deposit accounts is as follows:

	December 31,	
	2011	2010
Demand		
Noninterest bearing	$ 55,569	$ 44,272
Interest bearing	65,781	60,332
Savings	164,605	180,844
Time, $100,000 or more	34,220	30,571
Other time	54,059	52,371
	$ 374,234	$ 368,390

At December 31, 2011, maturities of time deposits are scheduled as follows:

Year Ending December 31,	Amount
2012	$ 43,872
2013	13,472
2014	10,985
2015	16,041
2016	3,909
	$ 88,279

The Bank held related party deposits of $2,936 and $3,527 at December 31, 2011 and 2010, respectively.

Note 9 – Capital notes

Financial has issued capital notes in the amount $7,000 (the "Notes"). The Notes bear interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment on the Notes was due on July 1, 2009 and interest payments are subsequently due on the 1st of October, January, April and July until the notes mature. No principal payments are due until the Notes mature on April 1, 2012. On the Maturity Date, the principal and all accrued but unpaid interest on the Notes will be due and payable.

Financial currently is conducting a private placement of unregistered debt securities (the "2012 Offering"). Financial will sell a maximum of $12,000,000 in principal of notes in the 2012 Offering (the "2012 Notes"). The 2012 Notes will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 2012 Notes will bear interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment will be due on July 1, 2012. The notes mature on April 1, 2017, but are subject to prepayment in whole or in part on or after April 1, 2013 at Financial's sole discretion on 30 days

Note 9 – Capital notes (continued)

written notice to the holders. Unless prepaid, no principal payments are due until the debt matures on April 1, 2017 (the "Maturity Date"). Financial intends to use up to the first $7,000,000 in proceeds from the 2012 Offering to pay the 2009 Notes on maturity. As of March 20, 2012, Financial has accepted subscription agreements for the purchase of $7,820,000. Financial anticipates that it will close on these purchases on or before March 30, 2012. Financial anticipates that it will continue to sell the 2012 Notes until it has sold $12,000,000 in principal of 2012 Notes, Financial terminates the offering, or April 30, 2012, whichever occurs first.

Note 10 – Other borrowings

Short-term borrowings consist of the following at December 31, 2011 and 2010:

(dollars in thousands)	**As of December 31,**	
Short Term:	**2011**	**2010**
Securities sold under agreements to repurchase		
Maximum month-end outstanding balance	$ 9,204	$ 9,590
Average outstanding balance during the year	8,383	8,756
Average interest rate during the year	0.89%	1.32%
Average interest rate at end of year	0.91%	1.03%

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000, Zions Bank, $4,000, and Suntrust Bank, $3,000. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term.

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $85,400 as of September 30, 2011, the most recent calculation. Of this amount the Bank has borrowed $10,000 under the following terms:

	Amount	**Type**	**Rate**	**Ultimate Maturity Date**
	$ 3,000	Fixed rate credit	3.410%	4/15/2013
	5,000	Fixed rate credit	2.360%	4/15/2013
	2,000	Fixed rate credit	3.785%	4/15/2015
Total	$ 10,000	Weighted average rate	2.960%	

(dollars in thousands, except share and per share data)

Note 11 - Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2008.

Income tax expense attributable to income before income tax expense is summarized as follows:

	December 31, 2011	December 31, 2010
Current federal income tax expense	$ (98)	$ 837
Deferred federal income tax expense (benefit)	195	(79)
Tax credits	(190)	(144)
Income tax expense (benefit)	$ (93)	$ 614

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2011	2010
Computed "expected" income tax provision	$ 172	$ 828
Increase (reduction) in income tax resulting from:		
Non-taxable income	(86)	(83)
Non-deductible expenses	11	13
Tax credits	(190)	(144)
Income tax expense (benefit)	$ (93)	$ 614

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2011	2010
Deferred tax assets		
Allowance for loan losses	$ 1,223	$ 1,434
Unrealized loss on available-for-sale securities	28	357
Carryover of tax credits	325	311
Gross deferred tax assets	1,576	2,102
Deferred tax liabilities		
Depreciation	169	187
Other	16	-
Prepaid expenses	16	16
Gross deferred tax liabilities	201	203
Net deferred tax asset	$ 1,375	$ 1,899

(dollars in thousands, except share and per share data)

Note 12 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity. All amounts have been restated for the stock dividend in 2010.

The basic and diluted earnings (loss) per share calculations are as follows:

	2011	2010
Numerator:		
Net income available to stockholders	$ 600	$ 1,820
Basic EPS weighted average shares outstanding	3,324,915	3,299,234
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	-	24,825
Diluted EPS weighted-average shares outstanding	3,324,915	3,324,059
Basic earnings (loss) per share	$ 0.18	$ 0.55
Diluted earnings (loss) per share	$ 0.18	$ 0.55

There were 204,912 option shares excluded from the 2010 earnings per share calculation because their effects were anti-dilutive. In 2011, all 216,886 option shares were excluded from the 2011 earnings per share calculation because their effects were ant-dilutive.

Note 13 – Retirement plans

Defined contribution benefit plan. The Company adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers' Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. In 2010 and 2011, the Company did not make any contributions to the plan.

Supplemental Executive Retirement Plan. A Supplemental Executive Retirement Plan (SERP) was established to provide participating executives (as determined by the Company's Board of Directors) with benefits that cannot be provided under the 401(k) as a result of limitations imposed by the Internal Revenue Code. The SERP will also provide benefits to eligible employees or their survivors , as applicable, if they die, retire, or are terminated under certain circumstances. SERP expense totaled $101,000 and $76,000 for the years ended December 31, 2011 and 2010, respectively.

(dollars in thousands, except share and per share data)

Note 13 – Retirement plans (continued)

The Company funds the plan through a modified endowment contract. Income recorded for the plan represents life insurance income as recorded based on the projected increases in cash surrender values of life insurance policies. As of December 31, 2011 and 2010, the life insurance policies had cash surrender values of approximately $8,609,000 and $5,360,000, respectively.

Note 14 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. In 2010, a stock dividend of 10% was declared affecting the aforementioned grants retroactively (See Note 15). The ability to grant shares under the 1999 Stock Option Plan expired on October 21, 2009. The plan expired with 25,832 shares not granted.

Stock option plan activity for the year ended December 31, 2011 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of in-the-money options (Aggregate Intrinsic Value)
Options outstanding, January 1, 2011	284,906	$ 8.42		
Granted	-	-		
Exercised	(18,672)	3.90		
Forfeited	(49,348)	8.31		
Options outstanding, December 31, 2011	216,886	$ 8.83	2.7	$ -
Options exercisable, December 31, 2011	216,886	$ 8.83	2.7	$ -

The total approximate value of in-the-money options exercised during 2011 was $9. There is no additional unrecognized compensation expense related to non vested option awards associated with the 1999 Stock Option Plan

(dollars in thousands, except share and per share data)

Note 14 – Stock option plan (continued)

The following is summarized information concerning currently outstanding and exercisable options as adjusted for all stock dividends previously declared and paid:

Options Outstanding and Exercisable					
Range of Exercise Prices ($)			Number of Options	Remaining Contractual Life	Weighted Average Exercise Price ($)
5.20	to	6.71	46,411	1.1 years	5.39
7.73	to	10.84	100,660	2.6 years	8.59
11.45	to	12.79	69,815	4.0 years	11.46
5.20	to	12.79	216,886	2.7 years	8.83

Note 15 – Stockholders' equity

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare.

On May 18, 2010, the Board of Directors of the Company declared a 10% stock dividend. The stock dividend was paid on July 23, 2010 to shareholders of record June 21, 2010. Following the stock dividend, the number of outstanding shares increased by 298,942. The dividend required a reclassification of retained earnings effective May 18, 2010 in the amount of $2,550. Of this amount, $640 was reclassified as common stock and $1,910 was reclassified as additional paid-in-capital. The reclassification did not change total stockholders' equity. All per share amounts have been retroactively adjusted to reflect this dividend.

Note 16 - Regulatory matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2011 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2011 and 2010 are also presented in the table below.

As of December 31, 2011, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

(dollars in thousands, except share and per share data)

Note 16 - Regulatory matters (continued)

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The capital ratios for the Bank for 2011 and 2010 are set forth in the following table:

	December 31, 2011					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$37,452	11.79%	$25,415	>8.00%	$31,768	>10.00%
Tier I capital (to risk-weighted assets)	$33,461	10.53%	$12,707	>4.00%	$19,061	>6.00%
Tier I capital (leverage) (to average assets)	$33,461	7.82%	$17,107	>4.00%	$21,384	>5.00%

	December 31, 2010					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$36,105	11.37%	$25,408	>8.00%	$31,761	>10.00%
Tier I capital (to risk-weighted assets)	$32,116	10.11%	$12,704	>4.00%	$19,056	>6.00%
Tier I capital (leverage) (to average assets)	$32,116	7.59%	$16,934	>4.00%	$21,167	>5.00%

(dollars in thousands, except share and per share data)

Note 16 - Regulatory matters (continued)

The above tables set forth the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of the private placement do not qualify as equity capital on a consolidated basis.

Note 17 – Contingent liabilities

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The original lease for 615 Church Street expired on July 31, 2009. On August 1, 2009, the Bank elected to enter into a new 10 year lease for this property. The Bank has 7.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 50% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 13.5 years remaining on this lease including option periods. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $4,277.

In December 2005, the Bank entered into a lease agreement for 4935 Boonsboro Road with Forehand Family Limited Partnership. The initial term of the lease is 5 years with two five year renewal options for a total of 15 years. The Bank has 9 years remaining on this lease including one remaining option period.

In September 2008, the Bank entered into a lease agreement for a potential future branch facility located at 1152 Hendricks Store Road, Moneta, Virginia. The initial term of the lease is five years with one five year renewal option for a total of 10 years. The property is currently being utilized as a seasonal mortgage origination office. The Bank has 1.6 years remaining on the initial five year term of the lease.

Rental expenses under operating leases were $486 and $398 for the years ended December 31, 2011 and 2010, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2011 are as follows:

(dollars in thousands, except share and per share data)

Note 17 – Contingent liabilities (continued)

Year Ending	Amount
2012	$ 537
2013	546
2014	417
2015	240
2016	196
Thereafter	534
	$ 2,470

Note 18 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

(dollars in thousands, except share and per share data)

Note 18 - Financial instruments with off-balance-sheet risk (continued)

	Contract Amounts at December 31,	
	2011	2010
Commitments to extend credit	$ 51,153	$ 52,963
Standby letters of credit	$ 2,574	$ 3,111

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 19 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. At December 31, 2011, accounts at this institution were 100% secured by the Federal Deposit Insurance Corporation as a result of the temporary FDIC insurance limit increases promulgated by the Emergency Economic Stabilization Act of 2008. Uninsured cash balances were approximately $398 and $482, which consisted of the total balances in 2 accounts at the Federal Home Loan Bank of Atlanta, at December 31, 2011 and 2010, respectively.

Note 20 – Fair value measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products

(dollars in thousands, except share and per share data)

Note 20 – Fair value measurements (continued)

and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow.

Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's securities are considered to be Level 2 securities.

The following table summarizes the Company's financial assets that were measured at fair value on a recurring basis during the period.

		Carrying Value at December 31, 2011		
Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. agency obligations	$ 25,485	$ -	$ 25,485	$ -
Mortgage-backed securities	3,939	-	3,939	-
Municipals	18,914	-	18,914	-
Total available-for-sale securities	$ 48,338	$ -	$ 48,338	$ -

		Carrying Value at December 31, 2010		
Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. agency obligations	$ 14,341	$ -	$ 14,341	$ -
Mortgage-backed securities	17,762	-	17,762	-
Municipals	5,465	-	5,465	-
Corporates	1,018	-	1,018	-
Total available-for-sale securities	$ 38,586	$ -	$ 38,586	$ -

Note 20 – Fair value measurements (continued)

Loans held for sale

Loans held for sale are required to be measured in a lower of cost or fair value. Under ASC 820, market value is to represent fair value. Management obtains quotes or bids on all or part of these loans directly from the purchasing financial institutions. Premiums received or to be received on the quotes or bids are indicative of the fact that cost is lower than fair value. At December 31, 2011 and 2010, the Company had no loans held for sale.

Impaired loans

ASC 820 applies to loans measured for impairment at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral.

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over one year old, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Other Real Estate Owned

Certain assets such as other real estate owned (OREO) are measured at fair value less cost to sell. We believe that the fair value component in its valuation follows the provisions of ASC 820.

Real estate acquired through foreclosure is transferred to other real estate owned ("OREO"). The measurement of loss associated with OREO is based on the fair value of the collateral less anticipated selling costs compared to the unpaid loan balance. The value of OREO collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate is over one year old,

(dollars in thousands, except share and per share data)

Note 20 – Fair value measurements (continued)

then the fair value is considered Level 3. Any fair value adjustments are recorded in the period incurred and expensed against current earnings.

The following table summarizes the Company's impaired loans and OREO measured at fair value on a nonrecurring basis during the period.

		Carrying Value at December 31, 2011		
Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 10,655	$ -	$ 5,902	$ 4,753
Other real estate	$ 3,253	$ -	$ 3,253	$ -

		Carrying Value at December 31, 2010		
Description	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$ 11,188	$ -	$ 3,205	$ 8,683
Other real estate	$ 3,440	$ -	$ 3,440	$ -

Financial Instruments

Cash, cash equivalents and federal funds sold

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

Fair values of securities, excluding Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Bankers' Bank stock are based on quoted market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed rate loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for other loans such as commercial

Note 20 – Fair value measurements (continued)

real estate and commercial and industrial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Bank owned life insurance (BOLI)

The carrying amount approximates fair value.

Deposits

Fair values disclosed for demand deposits (e.g., interest and noninterest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB borrowings

The fair value of FHLB borrowings is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities and collateral requirements.

Short-term borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate fair value.

Capital notes

Fair values of capital notes are based on market prices for debt securities having similar maturity and interest rate characteristics.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Off-balance sheet credit-related instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair value of off-balance sheet credit-related instruments were deemed to be immaterial at December 31, 2011 and 2010 and therefore are not included in the table below.

(dollars in thousands, except share and per share data)

Note 20 – Fair value measurements (continued)

The estimated fair values, and related carrying or notional amounts, of Financial's financial instruments are as follows:

	December 31, 2011		December 31, 2010	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets				
Cash and due from banks	$ 17,678	$ 17,678	$ 11,665	$ 10,074
Federal funds sold	5,662	5,662	7,094	21,231
Securities				
Available-for-sale	48,338	48,338	38,586	45,239
Held-to-maturity	8,133	8,533	14,297	15,277
Loans, net	319,188	329,051	320,715	320,936
Interest receivable	1,583	1,583	1,469	2,179
BOLI	8,609	8,609	5,360	5,125
Financial liabilities				
Deposits	$ 374,234	$ 375,544	$ 368,390	$ 375,020
FHLB borrowings	10,000	9,752	10,000	20,250
Repurchase agreements	8,379	8,392	7,330	10,710
Capital notes	7,000	6,826	7,000	7,000
Interest payable	111	111	121	200

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(dollars in thousands, except share and per share data)

Note 20 – Fair value measurements (continued)

Financial assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Financial's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 21 - Impact of recently issued accounting standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Receivables (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." The new disclosure guidance significantly expands the existing requirements and will lead to greater transparency into an entity's exposure to credit losses from lending arrangements. The extensive new disclosures of information as of the end of a reporting period became effective for both interim and annual reporting periods ending on or after December 15, 2010. Specific disclosures regarding activity that occurred before the issuance of the ASU, such as the allowance roll forward and modification disclosures, will be required for periods beginning on or after December 15, 2010. The Company has included the required disclosures in its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, "Intangible – Goodwill and Other (Topic 350) – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, "Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations." The guidance requires pro forma

(dollars in thousands, except share and per share data)

Note 21 - Impact of recently issued accounting standards (continued)

disclosure for business combinations that occurred in the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma information should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

The Securities Exchange Commission (SEC) issued Final Rule No. 33-9002, "Interactive Data to Improve Financial Reporting." The rule requires companies to submit financial statements in extensible business reporting language (XBRL) format with their SEC filings on a phased-in schedule. Large accelerated filers and foreign large accelerated filers using U.S. generally accepted accounting principles (GAAP) were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2010. All remaining filers were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2011. The Company has submitted financial statements in extensible business reporting language (XBRL) format with their SEC filings in accordance with the phased-in schedule.

In March 2011, the SEC issued Staff Accounting Bulletin (SAB) 114. This SAB revises or rescinds portions of the interpretive guidance included in the codification of the Staff Accounting Bulletin Series. This update is intended to make the relevant interpretive guidance consistent with current authoritative accounting guidance issued as a part of the FASB's Codification. The principal changes involve revision or removal of accounting guidance references and other conforming changes to ensure consistency of referencing through the SAB Series. The effective date for SAB 114 is March 28, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, "Receivables (Topic 310) – Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings." The amendments in this ASU temporarily delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay was intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring was effective for interim and annual periods ending after June 15, 2011. The Company has adopted ASU 2011-01 and included the required disclosures in its consolidated financial statements.

In April 2011, the FASB issued ASU 2011-02, "Receivables (Topic 310) – A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." The amendments in this ASU clarify the guidance on a creditor's evaluation of whether it has granted a concession to a debtor. They also clarify the guidance on a creditor's evaluation of whether a debtor is experiencing financial difficulty. The amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011. Early adoption is permitted. Retrospective application to the beginning of the annual period of adoption for modifications occurring on or after the beginning of the annual adoption period is required. As a result of applying these amendments, an entity may identify receivables that are newly considered to be impaired. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The

(dollars in thousands, except share and per share data)

Note 21 - Impact of recently issued accounting standards (continued)

Company has adopted ASU 2011-02 and included the required disclosures in its consolidated financial statements.

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements." The amendments in this ASU remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this ASU are effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company is currently assessing the impact that ASU 2011-03 will have on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU is the result of joint efforts by the FASB and International Accounting Standards Board (IASB) to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP (Topic 820), with many of the amendments made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments are effective for interim and annual periods beginning after December 15, 2011 with prospective application. Early application is not permitted. The Company is currently assessing the impact that ASU 2011-04 will have on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement of comprehensive income should include the components of net income, a total for net income, the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present all the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The amendments do not change the items that must be reported in other comprehensive income, the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, or the calculation or reporting of earnings per share. The amendments in this ASU should be applied retrospectively. The amendments are effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted because compliance with the amendments is already permitted. The amendments do not require transition disclosures. The Company is currently assessing the impact that ASU 2011-05 will have on its consolidated financial statements.

In August 2011, the SEC issued Final Rule No. 33-9250, "Technical Amendments to Commission Rules and Forms related to the FASB's Accounting Standards Codification." The SEC has adopted technical

(dollars in thousands, except share and per share data)

Note 21 - Impact of recently issued accounting standards (continued)

amendments to various rules and forms under the Securities Act of 1933, the Securities Exchange Act of 1934, and the Investment Company Act of 1940. These revisions were necessary to conform those rules and forms to the FASB Accounting Standards Codification. The technical amendments include revision of certain rules in Regulation S-X, certain items in Regulation S-K, and various rules and forms prescribed under the Securities Act, Exchange Act and Investment Company Act. The Release was effective as of August 12, 2011. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, "Intangible – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment." The amendments in this ASU permit an entity to first assess qualitative factors related to goodwill to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. The Company is currently assessing the impact that ASU 2011-08 will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities." This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently assessing the impact that ASU 2011-11 will have on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities should begin applying these requirements for fiscal years ending after December

(dollars in thousands, except share and per share data)

Note 21 - Impact of recently issued accounting standards (continued)

15, 2012, and interim and annual periods thereafter. The Company is currently assessing the impact that ASU 2011-12 will have on its consolidated financial statements.

Note 22 – Condensed financial statements of parent company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheet

	December 31,	
	2011	**2010**
Assets		
Cash	$ 229	$ 597
Taxes receivable	243	236
Investment in subsidiaries		
Bank of the James	33,408	31,424
BOTJ Investment Group, Inc.	-	279
Total investment in subsidiaries	33,408	31,703
Total assets	$ 33,880	$ 32,536
Liabilities and stockholders' equity		
Capital notes, 6% due 4/2012	$ 7,000	$ 7,000
Other liabilities	75	41
Total liabilities	7,075	7,041
Common stock $2.14 par value	$ 7,152	$ 7,113
Additional paid-in-capital	22,775	22,742
Retained (deficit)	(3,068)	(3,668)
Accumulated other comprehensive (loss)	(54)	(692)
Total stockholders' equity	$ 26,805	$ 25,495
Total liabilities and stockholders' equity	$ 33,880	$ 32,536

(dollars in thousands, except share and per share data)

Note 22 – Condensed financial statements of parent company (continued)

Statements of Income

	Years Ended December 31,	
	2011	**2010**
Income	$ -	$ -
Operating expenses		
Interest on capital notes	420	420
Legal and professional fees	378	77
Other expense	22	-
Total expenses	$ (820)	$ (497)
Allocated income tax benefits	$ 353	$ 169
(Loss) before equity in undistributed income of subsidiaries	$ (467)	$ (328)
Equity in undistributed income - Bank of the James	$ 1,346	$ 2,224
Equity in undistributed (loss) - BOTJ Investment Group, Inc.	(279)	(76)
Net income	$ 600	$ 1,820

(dollars in thousands, except share and per share data)

Note 22 – Condensed financial statements of parent company (continued)

Statements of Cash Flows

	Years Ended December 31, 2011	2010
Cash flows from operating activities		
Net income	$ 600	$ 1,820
Adjustments to reconcile net income to net cash used in operating activities		
(Increase) in income taxes receivable	(7)	(169)
Increase in other liabilities	34	41
Equity in undistributed net (income) of Bank of the James	(1,346)	(2,224)
Equity in undistributed net loss of BOTJ Investment Group, Inc.	279	76
Net cash used in operating activities	$ (440)	$ (456)
Cash flows from financing activities		
Proceeds from exercise of stock options	72	138
Net cash provided by financing activities	$ 72	$ 138
(Decrease) in cash and cash equivalents	$ (368)	$ (318)
Cash and cash equivalents at beginning of period	597	915
Cash and cash equivalents at end of period	$ 229	$ 597

Note 23 - -Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There has been no change in the independent accountants engaged to audit the financial statements of the Company and its subsidiaries during the last two fiscal years ended December 31, 2011. There have been no disagreements with such independent accountants during the last two fiscal years ended December 31, 2011, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 9A. Controls and Procedures

Financial's management, including Financial's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") as of December 31, 2011. Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, Financial's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that Financial files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company or its subsidiary to disclose material information required to be set forth in the Company's periodic reports.

Management's annual report on internal control over financial reporting is incorporated herein by reference to Financial's audited Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

There have been no significant changes during the quarter ended December 31, 2011, in the Company's internal controls over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Part of the response to this Item will be included in the information set forth under the headings "Nominees and Continuing Directors," "Corporate Governance and the Board of Directors Matters," and "Section 16(a) Beneficial Ownership Reporting Compliance" in Financial's definitive Proxy Statement for its 2012 Annual Meeting of Shareholders, which Proxy Statement will be filed with the SEC within 120 days of the end of the Financial's 2011 fiscal year (the "2012 Proxy Statement"), and such information is hereby incorporated by reference.

Financial has adopted a code of ethics that applies to Financial's directors, executive officers (including the principal financial officer, principal accounting officer or controller, or persons performing similar functions), and senior officers. The code of ethics has been posted under the "Investor Relations" section on Financial's website: www.bankofthejames.com.

Item 11. Executive Compensation

The response to this Item will be included in the information set forth under the headings "Compensation of Directors and Executive Officers," "Compensation of Directors and Executive Officers -- Outstanding Equity Awards at Fiscal Year End," "Corporate Governance and the Board of Directors Matters," and "Committees of the Board of Directors of Financial" in the 2012 Proxy Statement and such information is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by this Item 12 is included under "Securities Authorized for Issuance Under Equity Compensation Plans" in Part II, Item 5 of this annual report on Form 10-K. The information required by this Item will be included in the information set forth under the heading "Corporate Governance and the Board of Directors Matters – Independence of Directors" and "Security Ownership of Management" in the 2012 Proxy Statement and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The response to this Item will be included in the information set forth under the heading "Transactions with Related Parties" in the 2012 Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services

The response to this Item will be included in the information set forth under the heading "Independent Public Accountants" in the 2012 Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. Not applicable.

(3) Exhibits. The following exhibits are filed as a part of this Form 10-K:

No.	Description
2.1	Agreement and Plan of Share Exchange dated October 9, 2003 between Bank of the James Financial Group, Inc. and Bank of the James, dated as of October 9, 2003 (incorporated by reference to Exhibit 2.1 to Form 8-K12g-3 filed on January 13, 2004)
3.1	Amended and Restated Articles of Incorporation of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3(i) to Form 8-K filed on August 12, 2009)
3.2	Bylaws of Bank of the James (incorporated by reference to Exhibit 3.2 to Form 8-K filed August 18, 2006)
4.1	Specimen Common Stock Certificate of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 4.1 to Form 10-KSB filed on March 26, 2004)
10.2	Amended and Restated Stock Option Plan (incorporated by reference to Form S-8 filed on August 14, 2004)
10.6	Lease between Jamesview Investments LLC and Bank of the James dated October 9, 2003

(incorporated by reference to Exhibit 10.6 to Form 10-KSB filed on March 26, 2004)

21.1 List of subsidiaries (filed herewith)

31.1 Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)

31.2 Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act Of 2002 (filed herewith)

101 The following materials from Bank of the James Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2010; (ii) Consolidated Statements of Income For the Years ended December 31, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for the Years ended December 31, 2011 and 2010 (iv) Consolidated Statements of Stockholders' Equity and Comprehensive Income For the Years ended December 31, 2011 and 2010; (v) Notes to Consolidated Financial Statements.*

* Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities as of March 20, 2012.

Signature	Capacity
/S/ Robert R. Chapman III Robert R. Chapman III	President (Principal Executive Officer) and Director
/S/ J. Todd Scruggs J. Todd Scruggs	Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer) and Director
/S/ Thomas W. Pettyjohn, Jr. Thomas W. Pettyjohn, Jr.	Director, Chairman
/S/ Lewis C. Addison Lewis C. Addison	Director
/S/ John R. Alford, Jr. John R. Alford, Jr.	Director
/S/ William C. Bryant III William C. Bryant III	Director
/S/ Donna Schewel Clark Donna Schewel Clark	Director
Julie P. Doyle	Director
/S/ James F. Daly James F. Daly	Director
/S/ Watt R. Foster, Jr. Watt R. Foster, Jr.	Director
/S/ Donald M. Giles Donald M. Giles	Director
/S/ Augustus A. Petticolas, Jr. Augustus A. Petticolas, Jr.	Director

EXHIBIT INDEX

No.	Description
2.1	Agreement and Plan of Share Exchange dated October 9, 2003 between Bank of the James Financial Group, Inc. and Bank of the James, dated as of October 9, 2003 (incorporated by reference to Exhibit 2.1 to Form 8-K12g-3 filed on January 13, 2004)
3.1	Amended and Restated Articles of Incorporation of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3(i) to Form 8-K filed on August 12, 2009)
3.2	Bylaws of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed December 27, 2011)
4.1	Specimen Common Stock Certificate of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 4.1 to Form 10-KSB filed on March 26, 2004)
10.2	Amended and Restated Stock Option Plan (incorporated by reference to Form S-8 filed on August 14, 2004)
10.6	Lease between Jamesview Investments LLC and Bank of the James dated October 9, 2003 (incorporated by reference to Exhibit 10.6 to Form 10-KSB filed on March 26, 2004)
21.1	List of subsidiaries (filed herewith)
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act Of 2002 (filed herewith)
101	The following materials from Bank of the James Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2010; (ii) Consolidated Statements of Income For the Years ended December 31, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for the Years ended December 31, 2011 and 2010 (iv) Consolidated Statements of Stockholders' Equity and Comprehensive Income For the Years ended December 31, 2011 and 2010; (v) Notes to Consolidated Financial Statements.*

* Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 31.1

Certification—Principal Executive Officer

I, Robert R. Chapman III, President of Bank of the James Financial Group, Inc. certify that:

(1) I have reviewed this Form 10-K of Bank of the James Financial Group, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 20, 2012

By /S/ Robert R. Chapman III
Robert R. Chapman III
President (Principal Executive Officer) and Director

Exhibit 31.2

Certification—Principal Financial Officer and Principal Accounting Officer

I, J. Todd Scruggs, Secretary and Treasurer of Bank of the James Financial Group, Inc., certify that:

(1) I have reviewed this Form 10-K of Bank of the James Financial Group, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 20, 2012

By /S/ J. Todd Scruggs
J. Todd Scruggs
Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer) and Director

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Robert R. Chapman III, Chief Executive Officer of Bank of the James Financial Group, Inc., a Virginia corporation(the "Company") and J. Todd Scruggs , Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer), each certify in his capacity as an officer of the Company that he has reviewed the annual report on Form 10-K for the year ended December 31, 2011 (the "Report") and to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of the Company as of the dates and for the periods covered by the Report.

BANK OF THE JAMES FINANCIAL GROUP, INC.

Date: March 20, 2012

By /S/ Robert R. Chapman III
Robert R. Chapman III
President and Director (Principal Executive Officer)

Date: March 20, 2012

By /S/ J. Todd Scruggs
J. Todd Scruggs
Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)